SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Prana Biotechnology Limited
(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.	Annual Report

PRANA BIOTECHNOLOGY Limited

ABN 37 080 699 065

Prana's mission is:

"Developing new therapies for neurodegenerative disorders; improving patients' lives by targeting the cause of the disease."

Contents

01	Chairman’s Letter	02

02	Review of Operations	03

03	Intellectual Property Report	07

04	Corporate Governance Statement	09

05	Directors’ Report	14

06	Auditor’s Independence Declaration	22

07	Statement of Comprehensive Income	23

08	Statement of Financial Position	24

09	Statement of Changes in Equity	25

10	Cash Flow Statement	26

11	Notes to the Financial Statements	27

12	Directors’ Declaration	50

13	Independent Audit Report	51

14	Shareholder Information	53

15	Corporate Directory	56

PRANA Biotechnology Limited	01
Annual Report 2011

Chairman’s Letter

Dear Fellow Shareholders,

I am pleased to present this year’s Annual Report and comment on the progress Prana has made. As we write this report, we are gathering significant momentum to clinically progress our neuroprotective drug PBT2 for two exciting indications, with a third to follow.

I am very pleased to report that we are in the final stages of preparing for two clinical trials to advance our lead drug, PBT2. The first trial is in Alzheimer’s Disease and we expect to commence patient enrolment in November 2011. This will be quickly followed by the enrolling of patients in a Huntington’s Disease trial. In both these diseases, we hope that patients will benefit from the neuroprotection that PBT2 brings to brain cells.

The Alzheimer’s Drug Discovery Foundation, based in New York, recognised the potential of PBT2 to treat Alzheimer’s Disease by providing a grant for the trial. The design of the trial draws on the learnings from previous PBT2 trials and the public data and industry knowledge extracted from the performance of other potential drugs being tested around the world by other companies. The multiple failures of drugs to treat Alzheimer’s that I noted last year continues. PBT2 is strongly placed to avoid many of the issues that have emerged, as it works in a unique way that is very different to these failed approaches. This year our scientists published new evidence that PBT2 offers neuroprotection to brain cells, restoring synaptic function that is critical for improved memory and cognition. This evidence has been published in peer reviewed journals and presented at scientific and medical conferences.

It is important to remember that PBT2 brought significant cognitive benefits to patients in the last Phase II trial, and there are no drugs still in development for Alzheimer’s that can make this claim. The need for improved treatments for Alzheimer’s Disease has never been so great. Recent updates report that there are now over 26 million Alzheimer’s sufferers worldwide, resulting in an annual cost to the world of hundreds of billions of dollars. It is urgent that a meaningful treatment is found.

In a first for Australia, the World Congress on Huntington’s Disease was held in Melbourne, September 11-14. Prana was a sponsor of the Congress and showcased PBT2 as a promising treatment for Huntington’s Disease, a devastating genetic disease that causes losses in motor functioning and cognition. The Board decided to advance PBT2 in Huntington’s in parallel with Alzheimer’s Disease because it provides a much faster path to market. PBT2’s neuroprotective features have yielded very promising results in a Huntington’s Disease animal model, bringing both motor and cognitive benefits. There is only one drug approved for the treatment of Huntington’s that helps with some symptoms but it does nothing to improve a sufferers cognition. If PBT2 is able to do for Huntington’s patients what it did for Alzheimer’s patients, this could offer a very significant benefit for patients and a major commercial opportunity for Prana.

Validation for Prana’s work continues to grow. We are supported by the Alzheimer’s Drug Discovery Foundation for our Alzheimer’s work and now we have the support of one of the most well-known supporters of innovative Parkinson’s research and awareness in the world – The Michael J. Fox Foundation.

A grant from The Michael J. Fox Foundation has allowed Prana to bring PBT434 into the development pipeline, for the treatment of Parkinson’s Disease. Parkinson's is the second most common form of dementia and there is very little available to help patients. The disease involves death in a tiny part of the brain called the substantia nigra. Our research shows that PBT434 can prevent these cells from dying. It is still early days and all our results are still preclinical, however our scientific team is very enthusiastic about the potential of PBT434 to develop into a drug providing a profound improvement in patient care.

We ended this reporting year in a much stronger position than the last and are now looking to the future to accelerate our neuroprotective portfolio in three indications with massive unmet need.

We continue to operate in an environment of prevailing uncertainty and volatility in terms of financial market, and scientific frustration in terms of the challenges for the pursuit of a clear strategy for Alzheimer’s Disease globally.

However, our belief in our own assets has never been stronger and Prana has clearly moved to the front of the field in defining a new path forward to address the massive need for new treatments for neurodegenerative disease. With two clinical trials starting shortly we expect this belief will be validated delivering positive results to patients and shareholders.

Along with the Board of Directors, Prana has a very dedicated team of managers, staff and consultants and I thank them all for the outstanding contribution to our progress over this past year.

Yours Sincerely,

Geoffrey Kempler
Chairman and CEO

“It is important to remember that PBT2 brought significant cognitive benefits to patients in the last Phase II trial, and there are no drugs still in development for Alzheimer’s that can make this claim.”

02	PRANA Biotechnology Limited
Annual Report 2011

Review of Operations

Key Events Summary

In July 2010, the company presented data at the International Conference on Alzheimer’s Disease (ICAD) held in Hawaii, that the neuroprotective and neurorestorative qualities of Prana’s lead compound PBT2, may have clinical application in Huntington’s Disease (HD) patients in addition to Alzheimer’s Disease (AD). At ICAD, Prana’s Head of Research, Associate Professor Robert Cherny, described how PBT2 prolonged survival, increased motor strength and delayed involuntary limb clenching that otherwise presents in a transgenic mouse model of HD. In addition, PBT2 appears to prevent the hallmark aggregation of the toxic mutant huntingtin protein in such models. Examination of the brains of these transgenic mice revealed that PBT2 had a significant impact on preventing the degeneration of neurons, further evidencing the neuroprotective attributes of PBT2 that had been reported earlier in Prana’s work on AD.

In August 2010, Prana announced the grant of the key patent from the United States Patent and Trademark Office (USPTO) protecting the composition of matter of PBT2, together with protection for numerous other 8-Hydroxyquinolines from Prana’s MPAC library. The USPTO also extended the patent term such that the term of the patent is to December 2025 with provision for possible additional pharmaceutical patent term extensions. In the same month, the nine month mandatory post-grant opposition period for the related case in Europe lapsed without any third party opposition. Accordingly, the case in Europe was placed on the Register of European Patents with a term to 16 July 2023 with provision for possible pharmaceutical extension of patent term of five years.

In September 2010, the highly regarded scientific journal Cell published the paper entitled, ‘Iron-export ferroxidase activity of beta-amyloid precursor protein (APP) is inhibited by zinc in Alzheimer’s Disease’, co-authored by Professor Ashley Bush, a co-founding scientist of Prana and member of the Company’s R&D Advisory Board. The paper reported on the new discovery that APP plays a critical role in exporting iron out of neurons. If iron levels in neurons are allowed to build up, the iron promotes oxidative stress leading to neuronal death. APP can be prevented from performing this vital role by the presence of unregulated zinc present in the synapses. In AD, zinc can increase in the synapses by being trapped by the amyloid aggregates that accumulate as AD progresses. PBT2 can transport zinc otherwise trapped in amyloid aggregates back into neurons to promote normal neurotransmission and improve cognition. Accordingly, Prana’s therapeutic strategy to restore normal metal levels, such as zinc, in the brain is supported by these new research findings.

Late in September, the company announced that there was sufficient compelling evidence for one of its Parkinson’s Disease (PD) drug candidates, PBT434, to be declared its lead development compound for PD. PBT434 has demonstrated significant rescue of the neurons that die in PD, the substantia nigra, in two animal models of PD and that this preservation of neurons translated into significant improvement in motor coordination. Moreover, PBT434 has been shown to elevate levels of the protective cellular protein called DJ-1 which is known to be important in reducing and protecting neurons from the rise of oxidative stress in neurons in PD. Mutations in the gene coding for this protein cause Early Onset Parkinson’s Disease. In addition, PBT434 appears to reduce levels of another protein implicated in the pathology of PD called alpha-synuclein. These findings were presented at the 2nd World Parkinson Congress in Glasgow late September by Prana’s Head of Research and in March of 2011 at the 10th International Conference on Alzheimer’s and Parkinson’s Disease held in Barcelona.

In December 2010, Prana management assembled a team to develop a Phase IIa clinical trial protocol for the treatment of Huntington’s Disease with PBT2. The group comprises leading clinical researchers from Australia and the United States including members from the Huntington Study Group based in the United States and Australia. PBT2 has previously demonstrated that it can improve cognitive Executive Function in a Phase IIa study in Alzheimer’s patients. The team considered the type of Phase II study most appropriate for PBT2, understanding its potential as a disease modifying approach to the treatment of this crippling disease.

In March of 2011, Prana scientists published important scientific data demonstrating the ability of PBT2 to facilitate the growth of neuronal processes and branches that are required to form connections between neurons that are critical for learning and memory functions. Importantly, the experimental data showed that the ability of PBT2 to have a restorative effect on neurons in a mouse model of AD is dependent on the presence of metal in the culture medium. This data supports the proposition that PBT2 can improve cognitive function as it is able to transport metals that are bound up in amyloid plaques and return them to the neurons, where they are needed for normal function. The publication also described how such beneficial changes in the brain’s anatomy were accompanied by increases in key proteins that are involved in learning, memory and neuronal growth.

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Annual Report 2011

Late in March this year, the company announced that it was to receive a US$700,000 investment from the Alzheimer’s Drug Discovery Foundation (ADDF) to undertake a Phase II study in patients with mild AD. The study will investigate the effect of PBT2 on the accumulation of beta-amyloid in the brain over a 12 month period as measured by Positron Emission Tomography (PET) amyloid imaging. Previously in a Phase IIa study, 250mg dosing of PBT2 resulted in a significant improvement in cognitive Executive Function in mild patients over 12 weeks. This imaging study will be conducted in Melbourne, Australia and will also look at the effect of the 250mg dose across cognitive readouts.

In April this year, Prana announced that the Japanese Patent Office had granted a composition of matter patent for PBT2, together with claims covering other selected 8-Hydroxyquinolines, pharmaceutical compositions and their uses for the treatment of AD. This patent represents an important milestone in securing composition of matter protection for Prana’s lead AD asset in important markets across the United States, Europe, Japan and Australia.

In an announcement also made in April this year, Prana described its plans to develop PBT2 for the treatment of Huntington’s Disease (HD) as a complimentary strategy to its planned Phase II imaging study in AD patients.

Subsequent to the announcement, scientific and clinical information on PBT2 was presented at the National Convention of the Huntington’s Disease Society of America in June 2011. The presentation was made by Dr. Steve Hersch, Associate Professor of Neurology at Massachusetts General Hospital and Harvard Medical School. Dr. Hersch is also Director of the Huntington’s Disease Center of Excellence and the Laboratory of Neurodegeneration and Neurotherapeutics in the United States. The trial in HD is a placebo controlled double blind study in a mild HD population of 100 patients treated over six months. Of the numerous key efficacy assessments being studied, of key interest will be the effect of PBT2 on cognition given the positive results obtained previously on cognitive Executive Function in the Phase IIa study mild AD patients.

In August this year Prana announced that it had received a grant from The Michael J. Fox Foundation (MJFF) to support the initiation of pre-clinical development studies on the company’s lead candidate for Parkinson's Disease, PBT434. These studies are aimed at understanding and profiling the behavior of PBT434 as a drug before it is considered safe and tolerable for human clinical trials by regulatory authorities. The initial grant of over AU$200,000 was awarded after a competitive and peer reviewed process assessing the merits of PBT434.

Drug Development and Research

PBT2 Clinical Development

Together with its HD protocol steering committee constituted in December 2010, Prana has been preparing a HD Phase clinical trial program with PBT2. It is envisaged that a Phase II trial in approximately a hundred patients will be undertaken in Australia and the United States in patients with mild to moderate disease over a period of six months. The key parameters being investigated will include a patient’s performance in Executive Function cognitive tests, motor coordination and control, behavioral and functional assessments and safety and tolerability of PBT2 in this patient population. At this time, the company is expecting to be in a position to initiate the study in Australia before the end of the year and initiate the sites in the United States in the first half of 2012. The rationale for developing PBT2 in HD, in addition to Prana’s AD program, is consistent with Prana’s mission to build a company with increased breadth and depth in its pipeline to offer unique, disease modifying therapeutic treatments for neurodegenerative disorders. Similar to AD, in HD it is critical to intercede in the buildup of toxic protein aggregates, restore normal neuronal metal homeostasis and reduce metal induced oxidative stress which collectively induces neurodegeneration. The previously published Phase IIa trial with PBT2 in patients with AD, demonstrated that PBT2 was able to access the brain, reach its protein target and significantly improve cognitive Executive Function. Patients with HD also suffer impaired Executive Function and the trial will contain multiple assessments to investigate the effects of PBT2 in these cognitive domains.

In parallel to the Huntington’s program, Prana’s Alzheimer’s program is on track to commence a Phase II study in forty prodromal (patients with evidence of brain amyloid deposition and episodic memory deficit) and mild AD patients. The study will examine the effect of PBT2 on the buildup of deposits of beta-amyloid build in the brain over an extended period of twelve months. As PBT2 was able to significantly improve cognitive Executive Function over a twelve week period in the company’s Phase IIa study, this trial also offers the opportunity to investigate the sustained effect of PBT2 in a mildly affected patient population. The study is being supported in part by the New York based Alzheimer’s Drug Discovery Foundation through a US$700,000 project based investment. The study will be undertaken in Melbourne, Australia and is due to be initiated by the end of 2011.

Prana’s clinical development programs with PBT2 will be supplied with drug product produced through large scale manufacturing campaigns completed during 2011.

PBT2 Research and Animal Modeling

Prana scientists have previously reported on the ability of PBT2 to rapidly improve learning and spatial memory in transgenic AD mouse models. In work to explore the potential mechanisms of action of PBT2 that underlie these phenomena, our researchers investigated the effects of PBT2 treatment on the neuronal structure and processes that are decreased in number in transgenic models of AD. It was found that PBT2 treatment resulted in near complete recovery of neuronal processes such as dendritic spines in both young and old transgenic mice. Furthermore, levels of key proteins such as various NMDA receptors, the signalling protein CaMKII and the neurotrophic factor BDNF which are all involved in synaptic function were elevated. As such, it appears that PBT2 treatment results in improved neuronal dendritic density and the up-regulation of those essential factors required for active synapses and improved cognition. Importantly the effect of PBT2 was metal dependent, providing further evidence that it is the ability of PBT2 to transport metals such as zinc that accumulate in beta-amyloid deposits, back into neurons that is responsible for downstream improvements in neuronal anatomy and synaptic function.

In addition to investigating the effects of PBT2 on neuronal structure and synaptic function, our researchers have also explored the effects of the metal ionophore or ‘chaperone’ activity of PBT2 inside the neurons. One important consequence of PBT2 being able to transport these metals into neurons has been the inhibition of the cell signaling protein kinase termed GSK3. GSK3 is thought to play an important role in the progression of AD, whereby an over activity of GSK3 may be responsible for synaptic impairment, memory impairment, tau protein phosphorylation and increased beta-amyloid production. The results of this work will be published in the near future.

04	PRANA Biotechnology Limited
Annual Report 2011

MPAC Pipeline Development

The growth of Prana’s MPAC (Metal Protein Attenuating Compound) technology into various neurological disorders other than Alzheimer’s Disease has been a key element of Prana’s business plan to provide increased opportunity for product diversification. Prana’s MPACs are brain penetrable and orally available neurologically active and neuroprotective agents. Over the last year there have been significant developments in both Prana’s Parkinson’s Disease and brain cancer programs.

Parkinson’s Disease: During 2010/2011 further mechanistic research on Prana’s lead Parkinson’s drug PBT434 was undertaken, establishing the neuroprotective properties of the compound to preserve the target tissue in the brain that perishes in Parkinson’s Disease (PD), the substantia nigra. The substantia nigra (s.n.) produces dopamine, an important neurotransmitter that controls muscle movement. The loss of the s.n. cells results in both a loss of dopamine and also the loss of neuronal connections between the s.n. and the neurons responsible for transmitting the muscle coordination signals to the rest of the body, the neurons of the brain striatum. One of the most important changes observed in animals treated with PBT434 was a substantial increase in the number of neuronal synapses at this substantia nigra – striatal junction resulting in significantly improved motor coordination compared to control animals. Treatment with PBT434 also resulted in (i) reduced accumulation of the protein a-synuclein, which otherwise aggregates in PD to form Lewy Bodies, a hallmark of  PD and (ii) an increase in the neuroprotective protein, DJ-1 which is thought to reduce the susceptibility of the s.n. cells to oxidative stress. Collectively the attributes of PBT434 position the compound as a differentiated potentially disease modifying therapeutic strategy for the treatment of PD.

With the assistance of a grant from the U.S. based Michael J. Fox Foundation, entitled, ’PBT434, a novel neuroprotective drug for Parkinson’s disease; completion of pre-clinical studies to enable human clinical trials’, Prana will commence critical pre-clinical in vitro and in vivo development studies to determine the suitability of PBT434 for later drug development and Phase I trials.

Brain Cancer: Previously Prana has reported that its lead compound for the treatment of brain cancer, PBT519, had successfully completed animal trials in the presence or absence of the world leading chemotherapeutic agent for the treatment of high grade gliomas, temozolomide. The results demonstrated that not only did PBT519 reduce glioma brain tumors but when co-administered with temozolomide a synergistic effect was observed in further reducing tumor volume compared to single compound treatment with PBT519 or temozolomide. During 2010/2011 Prana’s Discovery scientists have worked on chemical variants of PBT519 to help identify what structural features of selected Prana MPACs confer anti-cancer properties. PBT519 and other very promising Prana compounds are currently being trialed by the U.S. government sponsored National Cancer Institute for potency and selective anti-cancer activity.

Alzheimer’s Disease Immunotherapy

The science behind the MPAC platform also suggests that the oxidatively modified forms of the Abeta oligomers found in the AD brain, could be immunological targets for vaccine development. Prana has identified a monoclonal antibody, 4E10 which targets a proprietary pathological Abeta target epitope but not the normal, endogenous Abeta. Although technical hurdles have delayed the progress of the project, the company hopes to re-initiate work on the antibody in the coming year.

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Annual Report 2011

Intellectual Property Developments

Prana has progressed its intellectual property strategy of seeking broad ‘composition of matter’ claims and continuously improving the protection of its platform technology and drug assets. Over the last year Prana has received further approvals from international patent office’s relating to its lead Alzheimer’s Disease drug, PBT2 and its lead Parkinson’s Disease drug, PBT434.

•
Six international cases protect Prana’s core MPAC technology. The first case is directed to the 8-Hydroxyquinoline chemical class which covers PBT2 and other lead 8- Hydroxyquinoline compounds. The other five cases are directed to several ‘Follow Up’ or ‘next generation’ MPAC chemical classes, which comprise alternative MPAC scaffolds to the 8- Hydroxyquinoline chemical scaffold. These patent cases include claims to the MPAC compositions of matter and the uses of these compounds in numerous neurological disorders. These cases particularly include composition of matter claims to Prana’s lead compounds for Parkinson’s Disease and GBM cancer. All six cases have made further successful progress in their examination through the major international patent offices. In particular:-

(i)
In February  2011, Prana received Allowance from the Canadian Patent and Trade Mark Office for our key patent protecting the clinical drug asset PBT2. The Canadian patent, which is entitled, ‘8-Hydroxyquinoline Derivatives,’ covers the composition of matter of selected families of 8-Hydroxyquinoline compounds, including PBT2 along with the use of those compounds for the treatment of neurological diseases.

(ii)
Also in February  2011, Prana received Grant from the Japanese Patent and Trade Mark Office for our key patent protecting PBT2. This patent, also entitled ‘8-Hydroxyquinoline Derivatives,’ covers the composition of matter of selected families of 8-Hydroxyquinoline compounds, including PBT2 and also the uses of such compounds in the treatment of Alzheimer’s Disease.

(iii)
In January  2011, Prana received Grant from the Japanese Patent and Trade Mark Office for a sub-class of compounds within its Follow Up’s patent entitled ‘Neurologically active derivatives’. In May 2011, Prana received Grant from the Canadian Patent and Trade Mark Office for the same sub-class of compounds and their use for treatment of neurodegenerative diseases within this patent family.

(iv)
The second follow up case entitled ‘Neurologically active compounds’ is directed to alternative, selected MPAC scaffolds and includes within its scope, claims to Prana’s lead Parkinson’s Disease drug PBT434. In July 2011, the Australian patent was Accepted, joining other accepted cases to date in Mexico, New Zealand, Russia, Singapore and South Africa.

(v)	The third follow up case entitled ‘Method of Treatment and prophylaxis and agents useful for same’ is directed to two alternative MPAC scaffolds has had a Singapore patent Granted in June 2010.

•
An international patent family entitled ‘Quinazolinone compounds’ which covers selected novel chemical drug candidates and their uses for neurological conditions, particularly Parkinson’s Disease has been filed in Australia, Europe, Japan and the USA.

•
A patent application entitled ‘Neurotoxic Oligomers’ exclusively licensed from The General Hospital Corporation relating to immunotherapy treatments for Alzheimer’s Disease continues to be successfully prosecuted in Europe, Japan, Canada, China and the USA.

•
An International (PCT) patent application entitled ‘Compounds for Therapy and Diagnosis’ has had its New Zealand case proceed to Grant. This case covers non-MPAC novel metallocomplex compounds that are designed to treat Alzheimer’s Disease by binding to the metal binding site of Abeta in the brain. The case also covers the use of these metallocomplexes as imaging agents for Alzheimer’s Disease.

•
An Australian provisional patent application entitled ‘Processes for the preparation of an 8-Hydroxyquinoline Derivative’ has been re-filed to cover alternative synthetic routes to selected 8-Hydroxyquinolines.

This document contains some statements which are by their very nature forward looking or predictive. Such forwarding looking statements are by necessity at least partly based on assumptions about the results of future operations which are planned by the Company and other factors affecting the industry in which the Company conducts its business and markets generally. Such forward looking statements are not facts but rather represent only expectations, estimates and/or forecasts about the future and thereby need to be read bearing in mind the risks and uncertainties concerning future events generally. There are no guarantees about subjects dealt with in forward looking statements. Indeed, actual outcomes may differ substantially from that predicted due to a range of variable factors.

06	PRANA Biotechnology Limited
Annual Report 2011

Intellectual Property Report

Patent	Status	Invention

“Beta amyloid peptide inhibitors” Filed: July 21, 2000 Applicant: Biomolecular Research Institute and The University of Melbourne Assigned to Prana Biotechnology Limited	Patents have been granted in the USA, Canada and Australia.
The invention encompasses claims to specific classes of metallocomplex agents capable of inhibiting binding of specified metal ions to the N-terminus of beta-amyloid and the use of these agents in the treatment of amyloid related conditions including Alzheimer’s Disease.

“Neurotoxic Oligomers” Filed: June 28, 2000 Applicants: Prana Biotechnology Limited and The General Hospital Corporation	Patents have been granted in Australia and New Zealand and the USA. Applications are under examination in the USA (divisional), Canada, China and Japan and Europe.
The invention is directed to an immunotherapy strategy using or targeting tyrosine cross-linked protein aggregates. The approach may be used in the treatment of Alzheimer’s Disease and other amyloid related conditions.

“8-Hydroxyquinoline Derivatives” Filed: July 16, 2003 Applicant: Prana Biotechnology Limited
Patents in Europe, the USA, New Zealand, Canada, Japan, Russia, Singapore, Australia, Mexico and South Africa have been granted. A patent in Hong Kong has been registered. Applications in India, Brazil, South Korea, Israel, and China are under examination.
The invention is directed to chemical scaffolds of the 8-Hydroxyquinoline MPAC class and their utility in the treatment of neurological conditions.

“Neurologically-Active Compounds” Filed: October 3 , 2003 Applicant: Prana Biotechnology Limited
Patents in the USA, New Zealand, Canada, Japan, Mexico, India, Australia, South Africa and Singapore have been Granted. Applications in China, Europe, South Korea, Brazil, Japan and Israel are under examination. A patent in Hong Kong has been processed. Divisional applications have been filed in Europe and the USA.
The invention is directed to alternative MPAC chemical structures and their utility in the treatment of neurological conditions.

“Neurologically- Active Compounds” Filed: April 1, 2005 Applicant: Prana Biotechnology Limited
Patents have been Granted in Singapore, Mexico, Australia, New Zealand and South Africa. An application in Russia has been Accepted. Applications in India, Israel, Japan, Europe, the USA and China are under examination. Examination has been requested in Brazil, Canada and Korea. A patent in Hong Kong has been processed.
The invention is directed to ‘F4’ MPAC chemical structures and their utility in the treatment of neurological conditions and includes Parkinson’s Disease lead compounds.

“Use of Clioquinol for the treatment of Alzheimer’s Disease” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited	Patent has been Granted in the USA.	This invention is directed to the use of clioquinol for the treatment of Alzheimer’s Disease.

“Pharmaceutical compositions of Clioquinol with B12 for therapeutic use” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	Patent has been Granted in the USA.	This invention is directed to clioquinol pharmaceutical compositions comprising B12.

“Use of Clioquinol for the treatment of Parkinson’s Disease” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	Patent has been Granted in the USA.	This invention is directed to the use of clioquinol for the treatment of Parkinson’s Disease.

“Method of treatment and prophylaxis and agents useful for same” Filed: April 13, 2007 Applicant: Prana Biotechnology Limited
A patent has been Granted in Singapore. An application has been Accepted in South Africa. Applications in Australia, Israel and New Zealand are being examined.
Applications have been filed in, Canada, China, Europe, the USA, South Korea, Japan, India and Brazil. Divisional applications have been filed in Australia, Israel, New Zealand, Canada, China, Europe, the USA, South Korea, Japan, India and Brazil.

This invention was originally filed to claim the use of MPAC compounds for the treatment of Age related Macular Degeneration. The case has since been divided into two separate applications that each contain composition of matter claims on two different chemical scaffolds.

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Annual Report 2011

Patent	Status	Invention

“A method of prophylaxis or treatment and agents for same”. Filed: June 22, 2007 Applicant: Prana Biotechnology Limited	Applications have been filed in Canada, China, Europe, the USA and Japan. An application in Australia is under examination.	This invention is directed to novel MPAC compounds and compounds for treating certain brain cancers.

“Compounds for therapy and diagnosis” Filed: December 5, 2008 Applicant: Prana Biotechnology Limited	A patent has been Granted in New Zealand. Remaining applications in Australia, Canada, Europe, USA and Japan have been filed.	This invention is directed to anti-amyloid (metallocomplexes) compounds for the treatment of Alzheimer’s Disease.

“Processes for the preparation of 8-Hydroxyquinoline Derivatives” Filed: 11 December 2008 Applicant: Prana Biotechnology Limited	An Australian provisional application has been filed.	This invention is directed to synthetic routes for 8-Hydroxyquinoline Derivatives.

“Quinazolinone compounds” Filed: 24 December 2008 Applicant: Prana Biotechnology Limited	National Phase of the international (PCT) application was entered in Australia, Europe, Japan and the USA.	This invention is directed to novel MPAC compounds and to selected MPAC’s used in the treatment of Parkinson’s Disease.

08	PRANA Biotechnology Limited
Annual Report 2011

Corporate Governance Statement

The Company is committed to implementing the highest standards of corporate governance. In determining what those standards should involve, the consolidated entity has considered the ASX Corporate Governance Council’s (‘the Council’) Corporate Governance Principles and Recommendations.

A review of the Company’s ‘Corporate Governance Framework’ is performed on a periodic basis to ensure that it is relevant and effective in light of the changing legal and regulatory requirements. The Board of Directors (‘the Board’) continues to adopt a set of Corporate Governance Practices and a Code of Conduct appropriate for the size, complexity and operations of the Company and its subsidiaries.

Unless otherwise stated all Policies and Charters meet the Council’s Corporate Governance Principles and Recommendations and have been in effect for the full reporting period. All Policies and Charters are available from the Company or on its website at www.pranabio.com.

To illustrate where the Company has addressed each of the Council’s recommendations, the following table cross-references each recommendation with sections of this report. The table does not provide the full text of each recommendation, but rather the topic covered.

The full details of each recommendation can be found on the ASX Corporate Governance Council’s website.

Recommendation	Section
1.1 Functions of the Board and Management	1.1; 1.3
1.2 Senior Executive Evaluation	1.4.10
1.3 Reporting on Principle ¹	1.1; 1.4.10
2.1 Independent Directors	1.2
2.2 Independent Chair	1.2
2.3 Role of the Chair and CEO	1.2
2.4 Establishment of Nomination Committee	2.3
2.5 Board and Individual Director Evaluation	1.4.10
2.6 Reporting on Principle ²	1.2; 1.4.10; 2.2.2 and Directors’ Report
3.1 Code of Conduct	3.1
3.2 Company Securities Trading Policy	1.4.9
3.3 Reporting on Principle ³	3.1
4.1 Establishment of Audit Committee	2.1
4.2 Structure of Audit Committee	2.1.2
4.3 Audit Committee Charter	2.1
4.4 Reporting on Principle 4	2.1
5.1 Policy for Compliance with Continuous Disclosure	1.4.4
5.2 Reporting on Principle 5	1.4.4
6.1 Communications Policy	1.4.8
6.2 Reporting on Principle 6	1.4.8
7.1 Policies on Risk Oversight and Management	2.1.3
7.2 Risk Management Report	1.4.12
7.3 CEO and CFO Assurance	1.4.11
7.4 Reporting on Principle 7	1.4.11; 1.4.12; 2.1.3
8.1 Establishment of Remuneration Committee	2.2
8.2 Executive and Non-Executive Director Remuneration	2.2.4.1; 2.2.4.2
8.3 Reporting on Principle 8	2.2; 2.2.4.1; 2.2.4.2

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Annual Report 2011

1. Board of Directors

1.1 Role of the Board

The Board’s role is to govern the Company rather than to manage it. In governing the Company, the Directors must act in the best interests of the Company as a whole. It is the role of senior management to manage the Company in accordance with the direction and delegations of the Board and the responsibility of the Board to oversee the activities of management in carrying out these delegated duties.

In carrying out its governance role, the main task of the Board is to drive the performance of the consolidated entity. The Board must also ensure that the consolidated entity complies with all of its contractual, statutory and any other legal obligations, including the requirements of any regulatory body. The Board has the final responsibility for the successful operations of the consolidated entity.

To assist the Board to carry out its functions, the Company has adopted and implements a ‘Code of Business Conduct and Ethics Policy’ that governs the conduct of all directors, officers, employees and agents of the Company in the performance of their roles. The ‘Code of Business Conduct and Ethics Policy’ is administered by the Company’s Audit, Risk and Compliance Committee.

1.2 Composition of the Board

The Board has been formed so that it has an effective mix of personnel, committed to adequately discharging their responsibilities and duties and being of value to the Company.

The names of the Directors, their independence under the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, qualifications and experience are stated in the Directors’ Profiles on pages 15 to 16 along with the term of office held by each.

The Board believes that the interests of all Shareholders are best served by:

•	Directors having the appropriate skills, experience and contacts within the Company’s industry;
•	the Company striving to have a balance between the overall number of Directors and the number of Directors being independent as defined in the ASX Corporate Governance Principles and Recommendations;
•	some significant parties within whom the Company has contractual arrangements being represented on the Board during the early years of the development of the Company; and
•	some major Shareholders being represented on the Board.

A majority of Directors of the Company are classified as being ‘Independent’. However, due to the stage in the Company’s development, the Board believes that the most appropriate person for the position of Chairman is an Executive Officer of the Company. The Executive Officer’s overall expertise is crucial to the Company’s development and negates any perceived lack of independence. The Chairman of the Board is also the Chief Executive Officer (CEO) of the Company.

However, where any Director has material personal interest in a matter and, in accordance with the Australian Corporations Act 2001, the Director will not be permitted to be present during discussion or to vote on the matter. The enforcement of this requirement aims to ensure that the interest of Shareholders, as a whole, is pursued and that their interest or the Director’s independence is not jeopardised.

The Company has a Nomination Committee whose current members and their qualifications, are detailed in the Directors’ Profiles on pages 15 to 16. Details of attendance of the members of the Nomination Committee are contained on page 20.

1.3 Responsibility of the Board

In general, the Board is responsible for, and has the authority to determine, all matters relating to the policies, practices, management and operations of the Company. It is required to do all things that may be necessary to be done in order to carry out the objective of the consolidated entity.

Full details of the Board’s role and responsibilities are contained in the Board Charter, a copy of which is available for inspection at the Company’s registered office or on its website at www.pranabio.com.

The Board’s responsibilities are detailed in its Board Charter and cover the following broad categories:

1.	Leadership of the organisation
2.	Strategy formulation
3.	Overseeing planning activities
4.	Shareholder liaison
5.	Monitoring, compliance and risk management
6.	Company finances
7.	Human resources
8.	Ensuring the health, safety and well-being of Directors, Officers, Employees and Contractors
9.	Delegation of authority
10.	Remuneration policy
11.	Nomination policy

10	PRANA Biotechnology Limited
Annual Report 2011

1.4 Board Policies

1.4.1 Conflicts of Interest

Directors must:

•
disclose to the Board actual or potential conflicts of interest that may or might reasonably be thought to exist between the interests of the Directors and the interests of any other parties in carrying out the activities of the Company; and

•	if requested by the Board, take reasonable steps to remove any conflict of interest.

If a Director cannot or is unwilling to remove a conflict of interest then the Director must, as per the Corporations Act, absent himself or herself from the room when discussion and/or voting occurs on matters about which the conflict relates.

1.4.2 Commitments

Each member of the Board is committed to spending sufficient time to enable them to carry out their duties as a Director of the Company.

1.4.3 Confidentiality

In accordance with legal requirement and agreed ethical standards, Directors and Key Management Personnel of the Company have agreed to keep confidential, information received in the course of the exercise of their duties and will not disclose non-public information except where disclosure is authorised or legally mandated.

1.4.4 Continuous Disclosure

The Board has designated the Company Secretary  as the person responsible for overseeing and co-ordinating disclosure of information to the ASX as well as communicating with the ASX. In accordance with ASX Listing Rules the Company immediately notifies the ASX of information concerning the Company:

1.	that a reasonable person would or may expect to have a material effect on the price or value of the Company’s securities; and
2.	that would, or would be likely to influence persons who commonly invest in securities in deciding whether to acquire or dispose of the Company’s securities.

The Company also posts all information disclosed in accordance with this policy on the Company’s website in an area accessible by the public.

1.4.5 Education and Induction

An induction program has been established for new Directors, in which they are given a full briefing on the Company.

Information conveyed to new Directors includes:

•	details of the roles and responsibilities of a Director;
•	formal policies on Director appointment as well as conduct and contribution expectations;
•	details of all relevant legal requirements;
•	a copy of the Board Charter;
•	guidelines on how the Board processes function;
•	details of past, recent and likely future developments relating to the Board including anticipated regulatory changes;
•	background information on and contact information for key people in the organisation including an outline of their roles and capabilities;
•	a synopsis of the current strategic direction of the Company, including a copy of the current strategic plan and annual budget;
•	an analysis of the Company; and
•	a copy of the Constitution of the Company;

During the year, all Directors have full access to all Company records and received Financial and Operational Reports at each Board Meeting.

In order to achieve continuing improvement in Board performance, all Directors are encouraged to undergo continual professional development.

1.4.6 Independent Professional Advice

Directors collectively or individually have the right to seek independent professional advice at the Company’s expense, up to specified limits, to assist them to carry out their responsibilities. All advice obtained is made available to the full Board.

1.4.7 Related Party Transactions

Related party transactions include any financial transaction between a Director and the Company and will be reported in writing at each Board meeting. Unless there is an exemption under the Australian Corporations Act 2001 from the requirement to obtain shareholder approval for the related party transaction, the Board cannot approve the transaction.

1.4.8 Shareholder Communication

The Company respects the rights of its Shareholders, and to facilitate the effective exercise of the rights, the Company is committed to:

1.	communicating effectively with Shareholders through ongoing releases to the market via ASX information and General Meetings of the Company;
2.	giving Shareholders ready access to balanced and understandable information about the Company and Corporate Proposals;
3.	making it easy for Shareholders to participate in General Meetings of the Company; and
4.
requesting the External Auditor to attend the Annual General Meeting and be available to answer Shareholder’s questions about the conduct of the audit, and the preparation and content of the Auditor’s Report.

Any Shareholder wishing to make inquiries of the Company is advised to contact the registered office. All public announcements made by the Company can be obtained from the ASX’s website www.asx.com.au.

Information is communicated to Shareholders through:

•	the annual report which is published on the Company’s website and distributed to Shareholders where specifically requested;
•
the half-year Shareholder’s report which is published on the Company’s website and distributed to Shareholders where specifically requested, containing summarised financial information and a review of the operations during the period since the annual report; and

•	other correspondence regarding matters impacting on Shareholders as required.

1.4.9 Trading in the Consolidated Entity’s Shares

The Company has a Share Trading Policy that regulates the dealings by Directors, Officers and Employees, in shares, options and other securities issued by the Company. The policy has been formulated to ensure that Directors, Officers, Employees and Consultants who work on a regular basis for the Company are aware of the legal restrictions on trading in Company securities while in possession of unpublished price-sensitive information.

Unpublished price-sensitive information is information regarding the Company, of which the market is not aware, that a reasonable person would expect to have a material effect on the price or value of the Company’s securities.

1.4.10 Performance Review/Evaluation

The Board undertakes an annual evaluation of Board and Director performance. All senior executives of the Company are subject to an annual performance evaluation. During the reporting period the Board and individual performance evaluations were conducted on an informal basis. This provided feedback and evaluation for future development.

Further information on policies and procedures established to evaluate the performance of the Board are set out in the Director’s Report under the section headed ‘Remuneration Report’ on pages 17 to 21.

PRANA Biotechnology Limited	11
Annual Report 2011

1.4.11 Attestations by Chief Executive Officer (CEO) and Chief Financial Officer (CFO)

In accordance with the Board’s policy, the CEO and CFO have made attestations recommended by the ASX Corporate Governance Council as to the Company’s financial condition prior to the Board signing this Annual Report.

1.4.12 Risk Management Accountability

The Audit, Risk & Compliance Committee has established a policy for risk oversight and management within the Company. This is periodically reviewed and updated.

The CEO and CFO have given a statement to the Board that:

a)
in accordance with Recommendation 7.3 of ASX Corporate Governance Principles and Recommendations (2nd Edition), that the Financial Statements are founded on a sound system of risk management and internal compliance and control which implements the Policies adopted by the Board; and

b)	the Company’s ‘Risk Management and Internal Compliance and Control System’, in so far as it relates to financial risk, is operating effectively in all material aspects.

2. Board Committees

2.1 Audit, Risk and Compliance Committee

The Company has a duly constituted Audit, Risk and Compliance Committee.

Below is a summary of the role, composition and responsibilities of the Audit, Risk and Compliance Committee (‘Audit Committee’). Further details are contained in the Audit Committee’s Charter, which is available from the Company or on its website at www.pranabio.com.

2.1.1 Role

The Audit Committee is responsible for assisting the Board of Directors in overseeing the:

•	Integrity of the Company’s financial statements;
•	Independent auditor’s qualifications, independence and performance;
•	Company’s financial reporting processes and accounting policies;
•	Performance of the Company’s internal audit function; and
•	Company’s compliance with legal and regulatory requirements.

2.1.2 Composition

The Audit Committee, consisting of three Independent Non-Executive Directors. The current members of the Audit Committee, as at the date of this report, and their qualifications are detailed in the Directors’ Profiles on pages 15 to 16.

The Audit Committee holds a minimum of four meetings a year. Details of attendance of the members of the Audit Committee are contained on page 20.

2.1.3 Responsibilities

The Audit Committee reviews the audited annual and half-yearly financial statements and any reports which accompany published financial statements before submission to the Board and recommends their approval.

The Audit Committee also recommends to the Board the appointment of the external auditor each year, reviews the appointment of the external auditor, their independence, the audit fee and any questions of resignation or dismissal.

The Audit Committee is also responsible for establishing policies on risk oversight and management.

2.2 Remuneration Committee

2.2.1 Role

The role of the Remuneration Committee is to oversee and make recommendations to the Board with respect to the compensation of the Company’s Directors including the Chief Executive Officers; and to oversee and advise the Board on the adoption of policies that govern the Company’s compensation programs, including share and American Depository Receipts (‘ADRs’) option plans and other employee benefit plans. The Remuneration Committee is responsible for the administration of the Company’s share and ADRs option plans and any other employee benefit plans.

2.2.2 Composition

The current members of the Remuneration Committee, as at the date of this report, and their qualifications are detailed in the Directors’ Profiles on pages 15 to 16.

The Remuneration Committee holds a minimum of two meetings a year. Details of meetings held during the year and attendance of the members of the Remuneration Committee are contained on page 20.

The Company also has a Share Plan Committee created to administer the Share Plans adopted at the 2004 AGM. This Committee is a sub-committee of the Remuneration Committee.

2.2.3 Responsibilities

The Company has adopted a Remuneration Committee to administer the Company’s remuneration policy. The Committee is responsible for:

•	setting the remuneration and conditions of service for all Executive and Non-Executive Directors, Officers and Employees of the Company;
•	approving the design of Executive & Employee incentive plans (including equity-based plans) and proposed payments or awards under such plans;
•	reviewing performance hurdles associated with incentive plans;
•	making recommendations to the Board on the remuneration of Non-Executive Directors within the aggregate approved by Shareholders at General Meetings from time to time;
•	consulting appropriately qualified Consultants for advice on remuneration and other conditions of service as deemed necessary;
•	succession planning for the CEO and Senior Executive Officers; and
•	performance assessment of the CEO and Senior Executives Officers.

12	PRANA Biotechnology Limited
Annual Report 2011

2.2.4 Remuneration Policy

Current remuneration is disclosed in the Remuneration Report contained in the Directors’ Report on pages 17 to 21 and in Note 6 on pages 35 to 36.

Shareholders are invited to vote on the adoption of the report at the Company’s Annual General Meeting.

2.2.4.1 Senior Executive Remuneration Policy

The Company is committed to remunerating its Senior Executives in a manner that is market-competitive and consistent with ‘Best Practice’ as well as supporting the interests of Shareholders. Senior Executives may receive a remuneration package based on fixed and variable components, determined by their position and experience. Shares and/or options may also be granted based on an individual’s performance, with those granted to Directors subject to Shareholder approval.

2.2.4.2 Non-Executive Director Remuneration Policy

Non-Executive Directors are remunerated out of the maximum aggregate amount approved by Shareholders for the remuneration of Non-Executive Directors. Non-Executive Directors may be entitled to statutory superannuation, but no other retirement benefits. Non-Executive Directors do not receive performance based bonuses and do not participate in equity schemes of the Company without prior Shareholder approval.

2.3 Nomination Committee

2.3.1 Role

The role of the Nominations Committee is to determine the Director nominees for ideal candidates, to identify and recommend candidates to fill vacancies occurring between annual Shareholder meetings.

2.3.2 Composition

The current members of the Nomination Committee, as at the date of this report, and their qualifications are detailed in the Directors’ Profiles on pages 15 to 16.

The Nomination Committee holds a minimum of two meetings a year. Details of meetings held during the year and attendance of the members of the Nomination Committee are contained on page 20.

3. Interests of Stakeholders

3.1 Company Code of Conduct

As part of its commitment to recognising the legitimate interests of Stakeholders, the Company has established a ‘Code of Business Conduct and Ethics’ to guide compliance with legal and other obligations to legitimate Stakeholders.

The Board acknowledges the legitimate interests of various stakeholders such as employees, clients, customers, government authorities, creditors and the community as a whole. As a good corporate citizen, it encourages compliance and commitment to appropriate corporate practices that are fair and ethical via its ‘Code of Business Conduct and Ethics Policy’. This code includes the following:

Responsibilities to Shareholders and the Financial Community Generally

The Company complies with the spirit as well as the letter of all laws and regulations that govern Shareholders’ rights. The Company has processes in place designed to ensure the truthful and factual presentation of the Company’s financial position and prepares and maintains its accounts fairly and accurately in accordance with the generally accepted accounting and financial reporting standards.

Employment Practices

The Company endeavours to provide a safe workplace in which there is equal opportunity for all employees at all levels of the Company. The Company does not tolerate the offering or acceptance of bribes or the misuse of Company assets or resources.

The Company values diversity and recognises the benefits it can bring to the organisation’s ability to achieve its goals. Accordingly, the Company will, during the next reporting period, establish and implement a diversity policy which will include, but not be limited to, gender, age, ethnicity and cultural background of the Board and Key Management Personnel. The Company will set measurable objects to measure the achievement of the diversity policy, and introduce procedures to ensure its proper implementation. An internal review will be conducted annually to assess the effectiveness of the policy and its implementation procedures.

Obligations Relative to Fair Trading and Dealing

The Company aims to conduct its business fairly and to compete ethically and in accordance with relevant competition laws and strives to deal fairly with the Company’s customers, suppliers and competitors and encourages its employees to strive to do the same.

Responsibilities to the Community and to Individuals

As part of the community the Company is committed to conducting its business in accordance with applicable environmental laws and regulations and supports community charities.

The Company is committed to keeping private information from employees, clients, customers, consumers and investors confidential and protected from uses other than those for which it was provided.

Conflicts of Interest

Directors and employees must avoid conflicts as well as the appearance of conflicts between personal interests and the interests of the Company.

How the Company Complies with Legislation Affecting its Operations

Within Australia, the Company strives to comply with the spirit and the letter of all legislation affecting its operations. Outside Australia, the Company will abide by local laws in all countries in which it operates. Where those laws are not as stringent as the Company’s operating policies, particularly in relation to the environment, workplace practices, intellectual property and the giving of “gifts”, Company policy will prevail.

How the Company Monitors and Ensures Compliance with its Code

The Board, management and all employees of the Company are committed to implementing this ‘Code of Business Conduct and Ethics’ and each individual is accountable for such compliance. Disciplinary measures may be imposed for violating the Code.

PRANA Biotechnology Limited	13
Annual Report 2011

Directors’ Report

The Directors of Prana Biotechnology Limited submit herewith the annual financial report of the Company for the financial year ended 30 June 2011. In order to comply with the provisions of the Corporations Act 2001, the Directors report as follows:

Directors

The following persons were Directors of Prana Biotechnology Limited during the whole of the financial year and up to the date of this report, unless stated otherwise:

Mr Geoffrey Kempler
Executive Chairman and Chief Executive Officer

Mr Brian Meltzer
Non-Executive Independent Director

Dr George Mihaly
Non-Executive Independent Director

Mr Peter Marks
Non-Executive Independent Director

Mr Paul Marks*
Non-Executive Independent Director (Resigned 4 January 2011)

Mr Lawrence Gozlan**
Non-Executive Independent Director (Appointed 8 August 2011)

*Mr Paul Marks was appointed as a director on 14 January 2010 and resigned from office on 4 January 2011.

**Mr Lawrence Gozlan was appointed as a director on 8 August 2011 and remains in office to the date of this report.

Company Secretary

Mr Richard Revelins has served as the Company's Company Secretary since 7 February 2000.  Mr Revelins was appointed Chief Financial Officer of our company in June 2004. Mr Revelins is an Executive Director and principal of Peregrine Corporate Limited, an Australian-based investment bank. Mr Revelins is also a Managing Director at Cappello Group Inc, a Santa Monica, Los Angeles based investment bank.  Mr Revelins has held senior positions in international merchant banks and is currently a Director of Mining Projects Group Ltd (appointed 29 August 1991), an ASX listed company, as well as a number of private companies.

Principal Activities

The Company’s principal activities during the course of the year were to commercialise research into Alzheimer’s Disease and other major age-related degenerative disorders. There have been no significant changes in the nature of those principal activities during the financial year.

Review and Results of Operations

The consolidated net loss of the Company after providing for income tax amounted to $6,431,185 (2010: $4,906,922 loss). For further detail, refer to the Review of Operations set out on page 3.

Dividends Paid or Recommended

The Directors did not pay any dividends during the financial year. The Directors do not recommend the payment of a dividend in respect of the 2011 financial year.

Share Options Granted To Directors and Key Management Personnel

During or since the end of the financial year no shares or options were granted by Prana Biotechnology Limited to the Directors or Key Management Personnel of the Company.

Earnings Per Share

Basic loss per share 2.60 cents (2010: 2.16 cents).

Corporate Structure

Prana Biotechnology Limited is a Company limited by shares that was incorporated in and is domiciled in Australia. Prana Biotechnology Limited has 2 subsidiaries:

•	Prana Biotechnology Inc, a company limited by shares that was incorporated in and is domiciled in the United States; and
•	Prana Biotechnology UK Ltd, a company limited by shares that was incorporated in and is domiciled in the United Kingdom.

14	PRANA Biotechnology Limited
Annual Report 2011

Employees

The Company had 9 employees at 30 June 2011 (2010: 12 employees).

Significant Changes in State of Affairs

In the opinion of the Directors, there were no significant changes in the state of affairs of the Company during the financial year under review not otherwise disclosed in this Annual Report.

After Balance Date Events

There has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the Company, the results of those operations, or the state of affairs of the Company in future financial years.

Future Developments, Prospects and Business Strategies

The likely developments in the Company’s operations, to the extent that such matters can be commented upon, are covered in the Review of Operations on page 3 of this Annual Report. In the opinion of the Directors, disclosure of information regarding the expected results of those operations in financial years after the current financial year is not predictable at this stage, or may prejudice the interests of the Company. Accordingly, this information has not been included in this report.

Environmental Issues

The Company is involved in scientific research and development, and the activities do not create any significant environmental impact to any material extent. The Company’s scientific research activities are in full compliance with all prescribed environmental regulations.

Information on Directors

The names and particulars of Directors of the Company in office at any time during or since the end of the financial year are:

Mr Geoffrey Kempler
Executive Chairman and Chief Executive Officer

Appointed to the Board: 11 November 1997

Last Elected by Shareholders: 17 November 2004

Qualifications:  B.Sc. Grad. Dip. App. Soc. Psych

Experience: Mr Kempler has served as Chairman of our Board of Directors since November 1997, between November 1997 and August 2004 he served as our Chief Executive Officer, and in June 2005 he again assumed the position of Chief Executive Officer. Mr Kempler is one of the founders of our Company. Mr Kempler is a qualified psychologist. Mr Kempler, who has extensive experience in investment and business development, has been responsible for the implementation of our strategic plan and the commercialisation of our technology.

Interest in Shares and Options: 17,055,000 ordinary shares

Committees: Nil

Current or Former Directorships held in other listed entities within the last 3 years: Nil

Mr Brian Meltzer
Non-Executive Independent Director

Appointed to the Board: 9 December 1999

Last Elected by Shareholders: 26 November 2010

Qualifications:  B. Com., M Ec.

Experience:  Mr Meltzer has over 30 years experience in economics, finance and investment banking. Mr. Meltzer is a Director of Momentum Ventures Limited, licensed by the government as an Innovation Investment Fund with venture capital investments including biotechnology. Mr Meltzer is a Non-Executive Director on the boards of a number of private companies. He is also a Director on the board of the Australian-Israel Chamber of Commerce and is Chairman of Independence Australia.

Interest in Shares and Options: 326,666 ordinary shares

Committees: Chairman of the Audit, Risk and Compliance Committee, Remuneration Committee and Nomination Committee.

Current or Former Directorships held in other listed entities within the last 3 years: Nil

Dr George Mihaly
Non-Executive Independent Director

Appointed to the Board: 9 December 1999

Last Elected by Shareholders: 27 November 2009

Qualifications: B. Pharm, M.Sc., Ph.D. FAICD

Experience: Dr Mihaly has had an extensive and successful career spanning the research and commercial facets of the pharmaceutical industry. During the period from mid-1994 to early 2000, Dr Mihaly was the founding executive Chairman and Managing Director of Synermedica Pty Ltd, one of Australia’s leading independent consultant research organisations to the pharmaceutical industry. Synermedica merged with the global CRO, Kendle International Inc, in April 2000 and Dr Mihaly continued as Managing Director of the merged entity in Australia (now called Kendle Pty Ltd) until December 2004. Over the course of the last 35 years in academia and industry, Dr Mihaly has amassed extensive experience in both the science and logistics of setting up, monitoring, managing and evaluating results from phase I, II, III and IV clinical trials.

Interest in Shares and Options: 226,666 ordinary shares

Committees: Member of the Audit, Risk and Compliance Committee, Remuneration Committee and Nomination Committee.

Current or Former Directorships held in other listed entities within the last 3 years: Nil

PRANA Biotechnology Limited	15
Annual Report 2011

Mr Peter Marks
Non-Executive Independent Director

Appointed to the Board: 29 July 2005

Last Elected by Shareholders: 28 November 2008

Qualifications: BEc LLB Grad. Dip. Comm. Law MBA

Experience: From November 2006 to October 2011, Mr Marks also served as Executive Chairman of iSonea Ltd, formally KarmelSonix Ltd, a medical devices company listed on the ASX that is focused on developing and commercialising a range of devices in the respiratory and medicine space. From September 1998 until March 2001, Mr Marks was employed by KPMG Corporate Finance Ltd (Australia), where he rose to Director and was responsible for heading up the equity capital markets group in Melbourne. From January 1992 until July 1994, Mr Marks served as Head of the Melbourne Companies Department at the Australian Securities Exchange and was founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm. From December 1990 until December 1991, Mr Marks served as Director of Corporate Finance at Burdett Buckeridge & Young Ltd in their Melbourne offices, from August 1988 until November 1990, he held senior corporate finance positions at Barings Securities Ltd, and from July 1985 until July 1988, he served as an Associate Director of McIntosh Securities, now Merrill Lynch Australia.

In his roles with these various financial institutions, Mr Marks was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, to valuations, business strategies, acquisitions and international opportunities. Mr Marks is currently a Director of Peregrine Corporate Ltd, an Australian based investment bank and Watermark Global Plc, an AIM listed company commercialising the treatment & recycling of acid mine drainage water from South African mines.

Interest in Shares and Options: 43,111 ordinary shares

Committees: Member of the Audit, Risk and Compliance Committee

Current or Former Directorships held in other listed entities within the last 3 years: Watermark Global Plc (appointed November 2005)

iSonea Ltd, formally Karmelsonix Ltd (appointed 21 November 2006, resigned 20 October 2010)

Mr Paul Marks
Non-Executive Independent Director

Appointed to the Board: 14 January 2010

Resigned from the Board: 4 January 2011

Last Elected by Shareholders : 26 November 2010

Qualifications: BEng(Chem), MAppFin

Experience: Mr Marks has extensive experience in healthcare and mining investment, foreign exchange and commodities trading. He was Vice-President of Foreign Exchange with Prudential-Bache Securities and Senior FX Strategist with National Australia Bank. Since the mid-1990’s, Mr Marks has specialised in private investments in listed and unlisted companies. A chemical engineer and mathematician by training, Mr Marks holds a Bachelor of Chemical Engineering and a Masters in Applied Finance.

Mr Marks has been a large shareholder in Prana for several years and has participated in a number of the Company’s financings.

Mr Marks is also a director of Conquest Mining Limited (ASX: CQT) and is on the Board of several unlisted private companies.

Interest in Shares and Options: 8,589,361 ordinary shares held at date of resignation from the Board

Committees: Nil

Current or Former Directorships held in other listed entities within the last 3 years: Conquest Mining Ltd (appointed 18 December 2009)

Mr Lawrence Gozlan
Non-Executive Independent Director

Appointed to the Board: 8 August 2011

Qualifications: B.Sc.(Hons)

Experience: Mr Gozlan, a leading biotechnology investor and advisor, is the Chief Investment Officer and Founder of Scientia Capital, a specialised global investment fund focused exclusively in life sciences. The Company was founded to provide high level expertise and to manage investments for high net worth individuals, family offices and institutional investors wanting exposure to the biotechnology industry.

Prior to this, Mr Gozlan was responsible for the largest biotechnology investment portfolio in Australia as the institutional biotechnology analyst at QIC (“the Queensland Investment Corporation”), an investment fund with over AU$60 billion under management. He previously worked as the senior biotechnology analyst in the equities team at Foster Stockbroking, and gained senior corporate finance experience advising life sciences companies at Deloitte.

Mr  Gozlan is an investment advisor to several companies in the biotechnology industry, presented at numerous international healthcare conferences, and has been featured in various published media as an expert on investing in life sciences. He holds a Bachelor of Science with Honours in microbiology and immunology from the University of Melbourne specializing in neurodegenerative diseases.

Interest in Shares and Options: Nil

Current or Former Directorships held in other listed entities within the last 3 years: Avexa Ltd (appointed June 2009, resigned November 2009)

Telesso Technology Ltd (appointed February 2008)

16	PRANA Biotechnology Limited
Annual Report 2011

Remuneration Report

The information provided under Sections A to E includes remuneration disclosures that are required under Accounting Standard AASB 124 Related Party Disclosures.

The information in this report has been audited as required by section 308(3C) of the Corporations Act 2001.

The Directors of Prana Biotechnology Limited during the year were:

Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Mr Brian Meltzer	Non-Executive Independent Director
Dr George Mihaly	Non-Executive Independent Director
Mr Peter Marks	Non-Executive Independent Director
Mr Paul Marks	Non-Executive Independent Director
(Resigned 4 January 2011)
Mr Lawrence Gozlan	Non–Executive Independent Director
(Appointed 8 August 2011)

The Key Management Personnel of Prana Biotechnology Limited during the year were:

Mr Richard Revelins	Company Secretary and Chief Financial Officer
Ms Dianne Angus	Chief Operating Officer

These were the only Executives of Prana Biotechnology Limited and the Company during the financial year ended 30 June 2011.

A. Principles used to determine the nature and amount of remuneration

Remuneration Policy

Remuneration of all Executives and Non-Executive Directors, Officers and Employees of the Company is determined by the Board following recommendation by the Remuneration Committee.

The Company is committed to remunerating Senior Executives and Executive Directors in a manner that is market-competitive and consistent with “Best Practice” including the interests of Shareholders. Remuneration packages are based on fixed and variable components, determined by the Executives’ position, experience and performance, and may be satisfied via cash or equity.

Non-Executive Directors are remunerated out of the maximum aggregate amount approved by Shareholders and at a level that is consistent with industry standards. Non-Executive Directors do not receive performance based bonuses and prior Shareholder approval is required to participate in any issue of equity. No retirement benefits are payable other than statutory superannuation, if applicable.

Remuneration Policy versus Company Financial Performance

The Company’s Remuneration Policy is not directly based on the Company’s performance, rather on industry practice.

The Company’s primary focus is research activities with a long term objective of developing and commercialising its research and development results.

The Company envisages its performance in terms of earnings will remain negative whilst the Company continues in the research and/or trial phase. Shareholder wealth reflects this speculative and volatile market sector. This pattern is indicative of the Company’s performance over the past 5 years.

Performance based Remuneration

The purpose of a performance bonus is to reward individual performance in line with Company objectives. Consequently, performance based remuneration is paid to an individual where the individual’s performance clearly contributes to a successful outcome for the Company. This is regularly measured in respect of performance against key performance indicators (“KPI’s”).

The Company uses a variety of KPI’s to determine achievement, depending on the role of the Executive being assessed. These include:

•	successful contract negotiations;
•	Company share price reaching a targeted rate on the ASX or applicable market over a period of time; or
•	achievement of research project milestones within scheduled time and/or budget.

For details of performance based remuneration refer to Employment Contracts of Directors and Key Management Personnel on page 19 to 20.

B. Details of Remuneration

The remuneration for each Director and each of the Key Management Personnel of Prana Biotechnology Limited and the Group during the year was as follows:

	Short-term employee benefits			Post-Employment
	Cash salary and		Non-monetary	Benefits Superannuation	Share-based Payments
2011	fees	Other	benefits	Contribution	Equity	Total
	$	$	$	$	$	$
Directors
Mr Geoffrey Kempler ¹	363,865	-	-	39,537	-	403,402
Mr Brian Meltzer	82,569	-	-	7,431	-	90,000
Dr George Mihaly	75,000	-	-	-	-	75,000
Mr Peter Marks	55,000	-	-	-	-	55,000
Mr Paul Marks ³	18,349	-	-	1,651	-	20,000
	594,783	-	-	48,619	-	643,402
Key Management Personnel
Mr Richard Revelins	80,000	-	-	-	-	80,000
Ms Dianne Angus ¹ & ²	315,637	150,000	-	41,907	-	507,544
	395,637	150,000	-	41,907	-	587,544

¹ In accordance with employment contracts, long service leave has been accrued in respect of Geoffrey Kempler and Dianne Angus. At 30 June 2011, $95,608 had been accrued to date. No amounts have been paid in the 30 June 2011 financial year.
² During the year Ms Angus received a payment of $150,000 in lieu of reducing her termination payment by 9 months, for further details refer to Employment Contracts of Key Management Personnel on page 20.
³ Mr. Paul Marks resigned from the Board on 4 January 2011.

PRANA Biotechnology Limited	17
Annual Report 2011

	Short-term employee benefits			Post-Employment
				Benefits	Share-based
	Cash salary and		Non-monetary	Superannuation	Payments
2010	fees	Cash bonus	benefits	Contribution	Equity	Total
	$	$	$	$	$	$
Directors
Mr Geoffrey Kempler ¹ & 5	366,729	-	-	36,673	92,724	496,126
Mr Brian Meltzer ¹	82,569	-	-	7,431	27,817	117,817
Dr George Mihaly ¹	75,000	-	-	-	27,817	102,817
Mr Peter Marks ¹	55,000	-	-	-	12,328	67,328
Mr Paul Marks	16,820	-	-	1,514	-	18,334
	596,118	-	-	45,618	160,686	802,422
Key Management Personnel
Mr Richard Revelins ¹	80,000	-	-	-	-	80,000
Ms Dianne Angus 2,3,4,&5	296,153	50,000	-	31,154	52,662	429,969
	376,153	50,000	-	31,154	52,662	509,969

¹ This includes equity issued as per the AGM’s held on 30 November 2005 and 17 November 2004. As per Australian accounting standards the options issued to Directors were valued at grant date and are being expensed over the anticipated life of the options. As a result, the value does not reflect the current market price of the Company’s shares. The Board believes that if the options issued in 2004 and 2006 were valued in today’s market, they would have minimal intrinsic value given the market condition attached to the options that the share price must reach $1.00 for five consecutive trading days.

The option price of options approved at the 17 November 2004 AGM was calculated using the Barrier Pricing Model applying the following inputs:

Grant Date: 17 November 2004	Barrier: $1.00
Pricing Model: American	Days to Expiry: 208
Option Type: Call	Volatility: 70%
Barrier Type: Up and In	Risk-free Interest Rate: 5.05%
Strike Price: $0.00	Expected Dividends: $0.00
Spot Price: $0.56	Option Price: $0.51

The option price of options approved at the 30 November 2005 AGM was calculated using the Barrier Pricing Model applying the following inputs:

Grant Date: 30 November 2005	Barrier: $1.00
Pricing Model: American	Days to Expiry: 1609
Option Type: Call	Volatility: 110%
Barrier Type: Up and In	Risk-free Interest Rate: 5.35%
Strike Price: $0.00	Expected Dividends: $0.00
Spot Price: $0.21	Option Price: $0.18

² This includes equity issued to Ms Angus in the 2009 financial year. As per Australian accounting standards the options issued to Ms Angus were valued at grant date and are being expensed over the anticipated life of the options.

The option price of options issued to Ms Angus in the 2009 financial year was calculated using the Barrier Pricing Model applying the following inputs:

Grant Date: 26 May 2009	Barrier: $0.40
Pricing Model: American	Days to Expiry: 1,898
Option Type: Call	Volatility: 52%
Barrier Type: Up and In	Risk-free Interest Rate: 3.56%
Strike Price: $0.00	Expected Dividends: $0.00
Spot Price: $0.22	Option Price: $0.18

³ Ms Angus received unlisted options during the year. The option prices were calculated using the Black-Scholes Model applying the following inputs:

Grant Date: 27 May 2010	Volatility: 88%
Exercise Price: $0.15	Risk-free Interest Rate: 4.75%
Stock Price: $0.15	Dividend Yield: 0%
Years to Expiry: 3.85	Option Price: $0.10

4 Ms Angus received a salary increase during the year to $315,637 plus 9% superannuation, which is an increase from 292,256 plus 9% superannuation. During the year Ms Angus received a cash bonus of $50,000 in accordance with her employment contract in relation to her performance during 2009 and continued commitment to the Company.

 In accordance with employment contracts, long service leave has been accrued in respect of Geoffrey Kempler and Dianne Angus. At 30 June 2010, $76,651 had been accrued to date. No amounts have been paid in the 30 June 2010 financial year.

Performance Income as a Proportion of Total Remuneration

All Executives are eligible to receive incentives whether through employment contracts or by the recommendation of the Board. Their performance payments are based on a set monetary value, set number of shares or options or as a portion of base salary. Therefore there is no fixed proportion between incentive and non-incentive remuneration.

Non-Executive Directors are not entitled to receive bonuses and/or incentives. During the past two years, the Directors and the Company Secretary did not receive any new equity. Employees have received equity as recommended by the Remuneration Committee.

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

	Fixed Remuneration		At Risk - LTI
	2011	2010	2011	2010
Directors
Mr Geoffrey Kempler	100%	81%	0%	19%
Mr Brian Meltzer	100%	76%	0%	24%
Dr George Mihaly	100%	73%	0%	27%
Mr Peter Marks	100%	82%	0%	18%
Mr Paul Marks	100%	100%	0%	0%
Key Management Personnel
Mr Richard Revelins	100%	100%	0%	0%
Ms Dianne Angus	100%	88%	0%	12%

At risk long term incentive (LTI) relates to remuneration provided in the form of share based payments. There are no short term incentives considered to be at risk in the current or prior year.

18	PRANA Biotechnology Limited
Annual Report 2011

C. Share-based compensation

At the Annual General Meeting held on 17 November 2004, Shareholders approved the establishment of a new Employee and Consultant Plan designed to reward Executives, Employees and/or Consultants for their contributions to the Company. The plan is to be used as a method of retaining key personnel for the growth and development of the Company’s intellectual property rights. Due to the Company’s US presence, a US plan and an Australian plan were developed. At 30 June 2011 equity had been issued to 1 previous Director, while a Director, under the US plan and 5 Directors, 3 Key Management Personnel, 16 Employees and 16 Consultants under the Australian Plan.

The terms and conditions of each grant of options affecting Director and Key Management Personnel remuneration in the previous, this or future reporting periods are as follows:

Grant date	Date vested and exercisable	Expiry date	Exercise Price	Share Price Hurdle	Vested	Value per option at grant date
17 November 2004		30 June 2010	$0.000	$1.00	No	$0.51
30 November 2005		30 June 2010	$0.000	$1.00	No	$0.18
7 August 2006	7 September 2006	7 August 2014	$0.000	$0.40	Yes	$0.08
2 October 2006	6 October 2006	7 August 2014	$0.000	$0.40	Yes	$0.48
30 November 2006		31 July 2009	$0.000	$0.80	No	$0.38
12 June 2007	28 December 2007	7 August 2014	$0.000	$0.40	Yes	$0.34
5 December 2007	5 December 2007	31 October 2010	$0.000	$0.00	Yes	$0.23
20 December 2007	20 December 2007	31 October 2010	$0.300	$0.00	Yes	$0.50
26 May 2009		7 August 2014	$0.000	$0.40	No	$0.18
8 June 2010	8 June 2010	31 March 2014	$0.150	$0.00	Yes	$0.10

Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share as soon as practical after the receipt by the Company of the completed exercise form and full payment of such exercise price.

The exercise price of options will be equal to or less than the weighted average price at which the Company's shares are traded on the Australian Securities Exchange during the 5 days up to and including the grant date or such other exercise price that the Committee determines to be appropriate under the circumstances.

The plan rules contain a restriction on removing the 'at risk' aspect of the instruments granted to executives. Plan participants may not enter into any transaction designed to remove the 'at risk' aspect of an instrument before it vests.

During the current and previous financial year no options over ordinary shares in the Company were provided as remuneration to any Director of Prana Biotechnology Limited. Details of the options over ordinary shares in the Company provided as remuneration to each of the Key Management Personnel of the parent entity and Group are set out below.

	Number of options granted during the year		Number of options vested during the year
Key Management Personnel	2011	2010	2011	2010
Ms Dianne Angus	-	292,256	-	292,256

No ordinary shares were issued as a result of exercise of remuneration options by Directors and Key Management Personnel of Prana Biotechnology Limited during the current or previous financial year.

D. Employment Contracts of Directors and Key Management Personnel

The following Directors and Key Management Personnel were under contract at 30 June 2011:

Directors	Duration	Notice Requirements	Termination
Mr Geoffrey Kempler	Until termination by either party Signed 21 September 2007	For Good Reason Mr Kempler may terminate with 30 days notice
•  Pay Geoffrey Kempler within ninety (90) days of the termination date $1,000,000 provided the Company has sufficient capital requirements to fulfil this clause
•  Accrued entitlements including all unreimbursed business expenses
•  Accelerate the vesting of any unvested options

		Without Good Reason Mr Kempler may terminate with 90 days notice	• Bonus pro-rated only if termination occurs in 1st year
		Without Cause the Company may terminate with 90 days notice	• Pay Geoffrey Kempler within ninety (90) days of the termination date $1,000,000 provided the Company has sufficient capital requirements to fulfil this clause
• Accrued entitlements including all unreimbursed business expenses
• Accelerate the vesting of any unvested options
		With Cause the Company may terminate with 30 days notice	• Bonus pro-rated only if termination occurs in 1st year

PRANA Biotechnology Limited	19
Annual Report 2011

Key Management Personnel	Duration	Notice Requirements	Termination
Ms Dianne Angus	Until termination by either party Signed 2 October 2006 Letter Agreement signed 12 June 2007	For Good Reason Ms Angus may terminate with 30 days notice
•  Pay remuneration entitlements 3 months from the time of termination (less any payout made for the notice period). The Company can elect to pay such sum as cash, equity in the Company or as a combination of both cash and equity
•  Accrued entitlements including all unreimbursed business expenses
•  Accelerate the vesting of any unvested options

		Without Good Reason Ms Angus may terminate with 120 days notice	• Permitted to keep and/or exercise options that have vested at the time of termination • Accrued entitlements including all unreimbursed business expenses
Without Cause the Company may terminate with 120 days notice
•  Pay remuneration entitlements 3 months from the time of termination (less any payout made for the notice period). The Company can elect to pay such sum as cash, equity in the Company or as a combination of both cash and equity

• Accrued entitlements including all unreimbursed business expenses
• Accelerate the vesting of any unvested options
		With Cause the Company may terminate without notice	• Accrued entitlements including all unreimbursed business expenses
• Permitted to keep and/or exercise options that have vested at the time of termination

E. Additional information

Details of Remuneration: Cash Bonuses and Options

No cash bonuses were paid or have been forfeited in the current year. Last year Ms Dianne Angus received a $50,000 cash bonus. The bonus was received as part of her annual performance review in recognition for her performance during the year and her continued commitment to the Company.

Details of Remuneration: Related Party Transactions

During the current financial year, Mr Leon Kempler, a sibling of Mr Geoffrey Kempler, provided corporate advisory and consultancy services to Prana Biotechnology for which he was remunerated with the issue of 300,000 ordinary shares. Equity was issued for nil consideration and valued by the Company based on the market price per share on grant date. The amount recognised in the consolidated statement of comprehensive income totalled $51,000.

Meetings of Directors

The following table sets out the number of Directors’ Meetings (including meetings of committees of Directors) held during the financial year and the number of meetings attended by each Director.

During the financial year 19 Board Meetings, 9 Audit, Risk and Compliance Committee Meetings, 2 Nomination Committee Meetings and 5 Remuneration Committee Meetings were held.

			Committee Meetings
			Audit, Risk &		Nomination		Remuneration
	Board Meetings		Compliance Committee		Committee		Committee
	Number eligible to attend	Number attended	Number eligible to attend	Number attended	Number eligible to attend	Number attended	Number eligible to attend	Number attended
Mr Geoffrey Kempler	19	19	-	-	-	-	-	-
Mr Brian Meltzer	19	19	9	9	2	2	5	5
Dr George Mihaly	19	17	9	9	2	2	5	5
Mr Peter Marks	19	19	9	8	-	-	-	-
Mr Paul Marks*	11	5	-	-	-	-	-	-
*Resigned from office, 4th January 2011

20	PRANA Biotechnology Limited
Annual Report 2011

Indemnifying Directors and Officers

During the financial year the Company maintained an insurance policy to indemnify Directors and Officers against certain liabilities incurred as a Director or Officer, including costs and expenses associated in successfully defending legal proceedings. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium. The Company has not otherwise, during or since the financial year, indemnified or agreed to indemnify an Officer or Auditor of the Company or any related body corporate against a liability incurred as such an Officer or Auditor.

Share Options/Warrants on Issue at 30 June 2011

As at 30 June 2011 the unissued ordinary shares of Prana Biotechnology Limited under options/warrants were as follows:

Date of expiry	Exercise price ($)		Number under option/warrant	Exercise Hurdle

31 December 2011	AUD	0.00	341,865	These share options can only be exercised once the share price of the Company reaches AUD$0.50 for 5 consecutive trading days.
17 December 2012	USD	0.50	3,800,000¹
23 September 2012	AUD	0.30	3,500,000
11 September 2013	AUD	0.30	10,000,000
31 March 2014	AUD	0.15	1,418,756

7 August 2014	AUD	0.00	2,270,690	These share options can only be exercised once the share price of the Company reaches AUD$0.40 for 5 consecutive trading days.
24 March 2015	AUD	0.225	8,512,645
25 February 2016	AUD	0.17	612,397
			30,456,353

¹ These options/warrants are convertible to ADRs, 1 ADR = 10 ordinary shares. The number under option/warrant represents the ordinary share number. The exercise price represents the exercise price per ordinary share.

Shares Issued as a Result of the Exercise of Options/Warrants

During the year ended 30 June 2011, the following ordinary shares of Prana Biotechnology Limited were issued as a result of the exercise of an option. Since 30 June 2011, no ordinary shares of Prana Biotechnology Limited have been issued as a result of the exercise of options.

Exercise Date	Amount Paid ($) per Share	Number of Shares Issued
27 September 2010	$0.00	84,333
8 October 2010	$0.00	112,250
4 November 2010	$0.00	620,000
		816,583

There are no amounts unpaid on the shares issued as a result of the exercise of the options in the 2011 financial year. The amount paid per share is the same as the exercise price.

Proceedings on Behalf of Company

No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001.

Non-audit Services

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company are important.

During the year ended 30 June 2011 the Company did not engage the external auditor to provide non-audit services.

Auditor’s Independence Declaration

The lead auditor’s independence declaration as required under section 307C of the Corporations Act 2001 for the year ended 30 June 2011 has been received and can be found on page 22.

Signed in accordance with a resolution of the Directors made pursuant to s298(2) of the Corporations Act 2001.

Director

Mr Geoffrey Kempler
Dated this 23rd day of September 2011

PRANA Biotechnology Limited	21
Annual Report 2011

Auditor’s
Independence Declaration

Under Section 307C Of The Corporations Act 2001

TO THE DIRECTORS OF PRANA BIOTECHNOLOGY LIMITED ABN: 37 080 699 065

PricewaterhouseCoopers ABN 52 780 433 757

Freshwater Place 2 Southbank Boulevard SOUTHBANK VIC 3006 GPO Box 1331 MELBOURNE VIC 3001 DX 77
Telephone 61 3 8603 1000 Facsimile 61 3 8603 1999

Auditor's Independence Declaration

As lead auditor for the audit of Prana Biotechnology Limited for the year ended 30 June 2011, I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and
b)	no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Prana Biotechnology Limited during the period.

Andrew Barlow	Melbourne
Partner	23 September 2011
PricewaterhouseCoopers

Liability limited by a scheme approved under Professional Standards Legislation

22	PRANA Biotechnology Limited
Annual Report 2011

Statement of
Comprehensive Income

For The Year Ended 30 June 2011

		Consolidated Entity
		2011	2010
	Note	$	$
Revenue from ordinary activities	3	156,135	215,008
Other income	3	6,785	-
Intellectual property expenses	4	(399,237)	(431,082)
Auditor and accounting expenses	4	(157,436)	(168,909)
Research and development expenses	4	(2,329,491)	(87,992)
Personnel expenses	4	(2,394,298)	(3,087,234)
Depreciation expenses	4	(31,577)	(35,290)
Other expenses	4	(857,281)	(940,699)
Travel expenses	4	(159,971)	(234,555)
Public relations and marketing expenses	4	(110,646)	(130,090)
Foreign exchange gain (loss)	4	(145,377)	(6,079)
Gain (loss) on fair valuation of financial liabilities	4	(8,791)	-
Loss before income tax expense		(6,431,185)	(4,906,922)
Income tax expense	5	-	-
Loss for the year		(6,431,185)	(4,906,922)
Other comprehensive income		-	-
Total comprehensive income for the year		(6,431,185)	(4,906,922)
Loss per share attributable to the ordinary equity holders of the Company		Cents	Cents
Basic loss per share (cents per share)	8a	(2.60)	(2.16)
Diluted loss per share (cents per share)	8b	(2.60)	(2.16)

The accompanying notes form part of these financial statements.

PRANA Biotechnology Limited	23
Annual Report 2011

Statement of
Financial Position

As at 30 June 2011

		Consolidated Entity
		2011	2010
	Note	$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	9	8,838,245	5,227,298
Trade and other receivables	10	3,373	825
Other current assets	12	90,588	1,479,603
Total Current Assets		8,932,206	6,707,726
NON-CURRENT ASSETS
Plant and equipment	11	40,909	58,527
Other non-current assets	12	37,837	35,164
Total Non-Current Assets		78,746	93,691
TOTAL ASSETS		9,010,952	6,801,417
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	13	1,399,584	1,244,417
Other financial liabilities	14	355,815	-
Provisions	15	319,965	256,074
Total Current Liabilities		2,075,364	1,500,491
NON-CURRENT LIABILITIES
Provisions	15	4,386	71,610
Total Non-Current Liabilities		4,386	71,610
TOTAL LIABILITIES		2,079,750	1,572,101
NET ASSETS		6,931,202	5,229,316
EQUITY
Issued and unissued capital	16	82,340,819	75,120,164
Reserves	18	9,494,995	8,582,579
Accumulated losses	17	(84,904,612)	(78,473,427)
TOTAL EQUITY		6,931,202	5,229,316
The accompanying notes form part of these financial statements.

24	PRANA Biotechnology Limited
Annual Report 2011

Statement of
Changes in Equity

For The Year Ended 30 June 2011

		Issued and Unissued Capital	Reserve	Accumulated Losses	Total
Consolidated Entity	Note	$	$	$	$
Balance at 30 June 2009		70,188,989	7,127,332	(73,566,505)	3,749,816
Transactions with owners in their capacity as owners:
Shares issued gross of costs	16 and 18	5,167,607	-	-	5,167,607
Options exercised	16 and 18	90,107	(90,107)	-	-
Options issued	18	-	1,330,403	-	1,330,403
Options forfeited		-	-	-	-
Equity to be issued		17,517	-	-	17,517
Transaction costs		(344,056)	-	-	(344,056)
Share options - value of share option scheme		-	214,951	-	214,951
		4,931,175	1,455,247	-	6,386,422
Loss for the year	17	-	-	(4,906,922)	(4,906,922)
Total comprehensive income for the year		-	-	(4,906,922)	(4,906,922)
Balance at 30 June 2010		75,120,164	8,582,579	(78,473,427)	5,229,316
Transactions with owners in their capacity as owners:
Shares issued gross of costs	16 and 18	7,594,032	-	-	7,594,032
Options exercised	16 and 18	189,648	(189,648)	-	-
Options issued	18	-	1,063,032	-	1,063,032
Options forfeited		-	(2,266)	-	(2,266)
Equity to be issued		-	-	-	-
Transaction costs		(563,025)	-	-	(563,025)
Share options - value of share option scheme		-	41,298	-	41,298
		7,220,655	912,416	-	8,133,071
Loss for the year	17	-	-	(6,431,185)	(6,431,185)
Total comprehensive income for the year		-	-	(6,431,185)	(6,431,185)
Balance at 30 June 2011		82,340,819	9,494,995	(84,904,612)	6,931,202
The accompanying notes form part of these financial statements.

PRANA Biotechnology Limited	25
Annual Report 2011

Cash Flow Statement

For The Year Ended 30 June 2011

		Consolidated Entity
		2011	2010
	Note	$	$
CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees		(4,714,771)	(4,923,648)
Interest received		156,366	214,709
Other		(10)	-
NET OPERATING CASH FLOWS	22a	(4,558,415)	(4,708,939)
CASH FLOWS RELATED TO INVESTING ACTIVITIES
Payments for purchases of plant and equipment		(13,691)	(22,667)
Payment for rental security deposits		(2,673)	-
NET INVESTING CASH FLOWS		(16,364)	(22,667)
CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from issues of securities		8,551,283	6,000,000
Transaction costs relating to equity issuances		(563,025)	(344,056)
Proceeds from borrowings		347,000	-
NET FINANCING CASH FLOWS		8,335,258	5,655,944
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		3,760,479	924,338
Cash and cash equivalents at the beginning of the year		5,227,298	4,304,977
Effects of exchange rate changes on cash and cash equivalents		(149,532)	(2,017)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	9	8,838,245	5,227,298
The accompanying notes form part of these financial statements.

26	PRANA Biotechnology Limited
Annual Report 2011

Notes to the
Financial Statements

For The Year Ended 30 June 2011

NOTE 1: Statement of Significant Accounting Policies

The financial report of Prana Biotechnology Limited for the year ended 30 June 2011 was authorised for issue in accordance with a resolution of the Directors on 23 September 2011.

The principal accounting policies adopted in the preparation of these financial statements are set out below.

These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of Prana Biotechnology Limited and its subsidiaries.

Statement of Compliance

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Australian Accounting Standards, other authoritative pronouncements from the Australian Accounting Standards Board and Urgent Issues Group Interpretation. The consolidated financial statements of the Group also complies with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB).

Basis of Preparation

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial liabilities at fair value through profit or losses.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The accounting policies set out below have been applied in preparing the financial statements for the year ended 30 June 2011 and the comparative information presented in these financial statements for the year ended 30 June 2010.

Effective as of 1 July 2010, the Company adopted amendments to AASB 7. The amendments to AASB 7 require enhanced disclosures about fair value measurements and liquidity risk. In particular, the amendments:
•	AASB 2009-5 Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project
•	AASB 2009-8 Amendments to Australian Accounting Standards - Group Cash-settled Share-based Payment Transactions
•	AASB 2009-10 Amendments to Australian Accounting Standards - Classification of Rights Issues
•	AASB Interpretation 19 Extinguishing Financial Liabilities with Equity Instruments and AASB 2009-13 Amendments to Australian Accounting Standards arising from Interpretation 19, and
•	AASB 2010-3 Amendments to Australian Accounting Standards arising from the Annual Improvements Project.

The adoption of these standards did not have any impact on the current period or any prior period and is not likely to affect future periods.

Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Going Concern Basis

The consolidated entity is a development stage medical biotechnology company and as such expects to be utilising cash until its research activities have become marketable. As at 30 June 2011, the consolidated entity incurred an operating loss of A$6,431,185 (2010 loss: A$4,906,922). As at year end, the consolidated entity’s net assets stood at A$6,931,202 (2010: A$5,229,316). The consolidated entity’s cash position has increased to A$8,838,245 from A$5,227,298 at 30 June 2010.

The Directors believe that the going concern basis of preparation is appropriate given the consolidated entity’s cash position, in addition:
•
On 14 July 2011 the Company announced that it had filed a prospectus supplement to sell up to an aggregate 50,000,000 ordinary shares, represented by 5,000,000 American Depositary Receipts (ADRs) through an “at-the-market” (ATM) facility. If utilised, the ADRs would be offered through McNicoll, Lewis & Vlak LLC (MLV) as sales agent who, at Prana’s discretion and instruction, will use its commercially reasonable efforts to sell the ADRs at market prices from time to time, including sales made by means of ordinary brokers’ transactions on the NASDAQ Capital Market.

•	In parallel, the Company continues to pursue raising additional funds through alternative funding structures.
•	Notwithstanding, the Company has the ability to scale down its operations and prioritise its research and development programs in neurology should the need arise.

PRANA Biotechnology Limited	27
Annual Report 2011

Accounting Policies

a. Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Prana Biotechnology Limited as at 30 June 2011 and the results of all subsidiaries for the year then ended. Prana Biotechnology and its subsidiaries together are referred to in this financial report as the group or the consolidated entity.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholder of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised profits/losses arising within the consolidated entity are eliminated in full. Investments in subsidiaries are accounted for at cost in the individual financial statements of Prana Biotechnology Limited.

b. Income Tax

Current tax

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax

Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax assets and liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit or loss.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the consolidated entity is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with these investments are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the consolidated entity expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company/consolidated entity intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax for the period

Current and deferred tax is recognised as an expense or income in the Income Statement, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognised directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill.

The consolidated entity has significant unused tax losses and as such a significant deferred tax asset; however, the deferred tax asset has not been recognised, as it is not probable that future taxable profit will be available which the unused losses and unused tax credits can be utilised, given the nature of the consolidated entity’s business (research and development) and its history of losses.

c. Plant and Equipment

Plant and equipment is measured at historical cost less accumulated depreciation and impairment.

Historical cost includes expenditure that is directly attributable to the acquisition of the item.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to the income statement during the reporting period in which they are incurred.

Depreciation

Depreciation is provided on plant and equipment. Depreciation is calculated on a straight-line method to allocate their cost, net of their residual values, over their estimated useful lives.

The following estimated useful lives are used in the calculation of depreciation:

Class of Fixed Asset	Depreciation Rate
Furniture & fittings	5-33%
Computer equipment	33%
Plant & equipment	10-33%
Leasehold improvements	33%

Leasehold improvements are depreciated over the shorter of the lease term and useful life.

The depreciation method, residual values and useful lives are reviewed, and adjusted if appropriate, at each annual reporting period.

d. Leases

Leases in which a significant proportion of the risks and rewards of ownership are not transferred to the Group as leasee are classified as operating leases.

Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

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e. Financial Instruments

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the reporting date which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the Statement of Financial Position.

Warrants and Options

Under AASB 132: Financial Instruments: Disclosure and Presentation (‘AASB 132’), options and warrants issued for other than goods and services that are exercisable in a currency other than the functional currency of the Company and meet the definition of a liability are recorded as financial liabilities rather than equity. Refer to accounting policy (p) share-base payments for the accounting policy for warrants and options issued as share-based payments for goods or services.

Warrants and options recorded as financial liabilities under AASB 132 are valued at fair value using the Black-Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. At each reporting date, the options and warrants are revalued to their current fair value, with the difference in fair value recorded in the Statement of Comprehensive Income.

f. Impairment of Assets

At each reporting date, the consolidated entity reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).

Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets not yet available for use are tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in the income statement immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised in the income statement immediately.

g. Intangible assets

Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Where no internally generated intangible assets can be recognised, development expenditure is recognised as an expense in the period as incurred. Development costs are capitalised if and only if, all of the following are demonstrated:
•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	the intention to complete the intangible asset and use or sell it;
•	the ability to use or sell the intangible asset;
•	how the intangible asset will generate probable future economic benefits;
•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Internally-generated intangible assets, capitalised development costs, are stated at cost less accumulated amortisation and impairment, and are amortised on a straight-line basis over their useful lives.

h. Foreign Currency Transactions and Balances

Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is Prana Biotechnology Limited’s functional and presentation currency.

Foreign currency transactions

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction (spot rates). Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognised in the Statement of Comprehensive Income in the period in which they arise except for exchange difference on monetary items receivable from or payable to a foreign operation for which settlement is neither planned or likely to occur, which form part of the net investment in a foreign operation, are recognised in the foreign currency translation reserve and recognised in profit or loss on disposal of the net investment.

Group companies

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each Statement of Financial Position presented are translated at the closing rate at the date of that Statement of Financial Position;
•
income and expenses for each Statement of Comprehensive Income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised in other comprehensive income.

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i. Employee Benefits

Provision is made for the Company’s liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs.

Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Consideration is given to expected future wage and salary levels and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

j. Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

k. Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

l. Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. Revenue is made up of interest income which is recognised on a time proportion basis using the effective interest method.

m. Other Income

Other income is recognised to the extent that it is probable that the economic benefits will flow to the entity and the income can be reliably measured.

n. Goods and Services Tax (“GST”)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense. Receivables and payables in the Statement of Financial Position are shown inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the Cash Flow Statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

o. Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

p. Share-Based Payments

Equity-based compensation benefits are provided to Directors, Employees and Consultants via the 2004 Australian Employee, Directors and Consultants Share and Option Plan & the 2004 US Employee, Directors and Consultants Share and Option Plan. Information relating to this plan is set out in note 23.

The fair value of options granted under the 2004 Australian & US Employee, Directors and Consultants Share and Option Plan is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the recipients become unconditionally entitled to the options.

The fair value at grant date is independently determined using a Black-Scholes (for options without market condition) and Barrier Pricing (for options with market conditions) model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. The expected price volatility is based on historical volatility, going back the number of years based on the life of the option.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the consolidated entity’s estimate of shares that will eventually vest.

q. Loss Per Share

Basic loss per share is determined by dividing the net loss after income tax expense by the weighted average number of ordinary shares outstanding during the financial period. For all periods presented, diluted loss per share is equivalent to basic loss per share as the potentially dilutive securities are excluded from the computation of diluted loss per share because the effect is anti-dilutive.

r. Share Capital

Ordinary share capital is recognised as the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

s. Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method less provision for impairment.

t. Comparative figures

When required by Accounting Standards, in particular AASB 101, comparative figures have been adjusted to conform with changes in presentation for the current financial year.

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u. Parent Information

The financial information for the parent entity, Prana Biotechnology Limited, disclosed in Note 2 has been prepared on the same basis as the consolidated statements, except as set out below:

Investments in Subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of Prana Biotechnology Limited.

v. New accounting standards and interpretations

The following Australian Accounting Standards and Interpretations have recently been issued or amended but are not yet effective and therefore have not been adopted by the Company for the annual reporting period ended 30 June 2011.

AASB 124 Related Party Disclosures
(effective 1 January 2011)

The revised AASB 124 simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition, including:

a.	The definition now identifies a subsidiary and an associate with the same investor as related parties of each other
b.	Entities significantly influenced by one person and entities significantly influenced by a close member of the family of that person are no longer related parties of each other
c.
The definition now identifies that, whenever a person or entity has both joint control over a second entity and joint control or significant influence over a third party, the second and third entities are related to each other

A partial exemption is also provided from the disclosure requirements for government-related entities. Entities that are related by virtue of being controlled by the same government can provide reduced related party disclosures.

The group intends to apply the amendment from 1 July 2011, it is not expected to have any impact on the group’s financial statements.

AASB 1054 Australian Additional Disclosures
(effective 1 July 2011)

This standard is as a consequence of phase 1 of the joint Trans-Tasman Convergence project of the AASB and FRSB.

This standard relocates all Australian specific disclosures from other standards to one place and revises disclosures in the following areas:
a.	Compliance with Australian Accounting Standards
b.	The statutory basis or reporting framework for financial statements
c.	Whether the financial statements are general purpose or special purpose
d.	Audit fees
e.	Imputation credits

AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (effective 1 January 2013)

[AASB 1, 3, 4, 5, 7, 101, 102, 108, 112, 118, 120, 121, 127, 128, 131, 132, 136, 137, 139, 1023, & 1038 and interpretations 2, 5, 10, 12, 19 & 127]

The requirements for classifying and measuring financial liabilities were added to AASB 9. The existing requirements for the classification of financial liabilities and the ability to use the fair value option have been retained. However, where the fair value option is used for financial liabilities the change in fair value is accounted for as follows:
•	The change attributable to changes in credit risk are presented in other comprehensive income (OCI)
•	The remaining change is presented in profit or loss

If this approach creates or enlarges an accounting mismatch in the profit or loss, the effect of the changes in credit risk are also presented in profit or loss.

AASB 2011-1 Amendments to Australian Accounting Standards arising from the Trans-Tasman Convergence project (effective 1 July 2011)

[AASB 1, AASB 5, AASB 101, AASB 107, AASB 108, AASB 121, AASB 128, AASB 132, AASB 134, Interpretation 2, Interpretation 112, Interpretation 113]

This Standard amendments many Australian Accounting Standards, removing the disclosures which have been relocated to AASB 1054.

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Annual Report 2011

NOTE 2: Parent Information

The following information has been extracted from the books and records of the parent and has been prepared in accordance with the accounting standards.

	Parent Entity
	2011	2010
	$	$
Balance Sheet
ASSETS
Current Assets	8,932,206	6,707,726
Non-current Assets	80,161	95,106
TOTAL ASSETS	9,012,367	6,802,832

LIABILITIES
Current Liabilities	2,074,349	1,499,354
Non-current Liabilities	4,386	71,610
TOTAL LIABILITIES	2,078,735	1,570,964

EQUITY
Issued Capital	82,340,819	75,120,164
Reserves	9,494,995	8,582,579
Accumulated losses	(84,902,182)	(78,470,875)
TOTAL EQUITY	6,933,632	5,231,868

STATEMENT OF COMPREHENSIVE INCOME
Total profit	(6,431,307)	(4,907,145)
TOTAL COMPREHENSIVE INCOME	(6,431,307)	(4,907,145)

NOTE 3: Revenue and other income

	Consolidated Entity
	2011	2010
From continuing operations	$	$
Other revenue
— Interest	156,135	215,008
— Donations	6,785	-
Total other revenue	162,920	215,008

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NOTE 4: Loss for the year

		Consolidated Entity
		2011	2010
	Note	$	$
Loss before income tax has been determined after:
Expenses
Intellectual property expenses		399,237	431,082
Auditor and accounting expenses		157,436	168,909
Research and development expenses	4a	2,329,491	87,992
Personnel expenses
- Employee expenses		1,222,986	1,286,094
- Equity payments to employees		29,783	118,228
- Consultant and director expenses		921,884	923,472
- Equity payments to consultants and directors		71,681	612,252
- Defined contribution superannuation expenses		147,964	147,188
Total Personnel expenses*		2,394,298	3,087,234
Depreciation expenses		31,577	35,290
Other expenses
- Corporate compliance		181,992	284,156
- Office expenses		452,567	433,818
- Computer expenses		21,975	21,167
- Insurance		56,868	61,359
- Office rental under operating lease		140,121	140,199
- Interest Expense - ADDF		3,758	-
Total Other expenses		857,281	940,699
Travel expenses		159,971	234,555
Public relations and marketing expenses		110,646	130,090
Foreign exchange gain (loss)		145,377	6,079
Gain (loss) on fair valuation of financial liabilities		8,791	-
Total expenses		6,594,105	5,121,930

* Personnel expenses include salaries and fees paid to employees and consultants involved in research and development activities

	2011	2010
4a Research and development expenses	$	$
Personnel expenses related to research and development	428,890	578,389
Research and development expenses ¹	2,329,491	87,992
Total Research and development expenses	2,758,381	666,381

¹ Research and development expenses consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Company.

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Annual Report 2011

NOTE 5: Income Tax Expense

		Consolidated Entity
		2011	2010
		$	$
(a)	Income tax expense
	No income tax expense has arisen in the current or prior years from either current or deferred taxation.
(b)	Numerical reconciliation of income tax expense to prima facie tax payable
	Loss from continuing operations before income tax expense	(6,431,185)	(4,906,922)
	Tax at the Australian rate of 30%	(1,929,356)	(1,472,077)
	Effect of overseas tax rates	(18)	(34)
		(1,929,374)	(1,472,110)
	Tax effects of amounts which are not deductible (taxable) in calculating taxable income
	— entertainment	1,397	1,407
	— other non deductible expenses	(42)	19
	— share based payments	30,439	219,144
	— research and development tax concession	(222,358)	(44,027)
	— gain/(loss) on fair valuation of financial liabilities	(2,637)	-
		(2,122,575)	(1,295,567)
	Adjustments for current tax of prior periods	218,421	(133,538)
		(1,904,154)	(1,429,106)
	Future tax benefits not recognised as an asset	1,904,154	1,429,106
	Income tax expense	-	-
(c)	Amounts recognised directly in equity
	No current or deferred tax amounts have been recognised in equity in the current or prior year.
(d)	Tax losses
	Unused tax losses for which no deferred tax asset has been recognised	107,488,983	100,796,173
	Potential tax benefit at 30%	32,246,695	30,238,852
(e)	Unrecognised temporary differences
	Temporary differences for which no deferred tax asset has been recognised as recovery is not probable	345,577	(230,014)
	— section 40-880 deductions	383,594	271,392
	— accruals and provisions	(184,059)	(491,045)
	— sundry items	146,042	(10,361)
	Unrecognised deferred tax relating to the temporary differences	103,673	(69,004)

Potential future income tax benefits attributable to tax losses carried forward have not been brought to account at 30 June 2011 because the Directors do not believe that it is appropriate to regard realisation of the future income tax benefit as probable. Realisation of the benefit of tax losses would be subject to the Group satisfying the conditions for deductibility imposed by tax legislation and no subsequent changes in tax legislation adversely impacting the Group. The Group has made no assessment as to the satisfaction of deductibility conditions at 30 June 2011. Similarly, future benefits attributable to net temporary differences have not been brought to account as the Directors do not regard the realisation of such benefits as probable.

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NOTE 6: Key Management Personnel Compensation

(a) Directors

The following persons were Directors of Prana Biotechnology Limited during the financial year :

Name	Position
Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Mr Brian Meltzer	Non-Executive Independent Director
Dr George Mihaly	Non-Executive Independent Director
Mr Peter Marks	Non-Executive Independent Director
Mr Paul Marks	Non-Executive Independent Director (Resigned 4 January 2011)
Mr Lawrence Gozlan	Non-Executive Independent Director (Appointed 8 August 2011)

(b) Other Key Management Personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the consolidated entity, directly or indirectly during the financial year:

Name	Position
Mr Richard Revelins	Company Secretary and Chief Financial Officer
Ms Dianne Angus	Chief Operating Officer

(c) Key Management Personnel Compensation

The aggregate compensation made to Key Management Personnel of the Company and the consolidated entity is set out below:

	Consolidated Entity
	2011	2010
	$	$
Short-term employee benefits	1,140,420	1,022,271
Post-employment benefits	90,527	76,772
Long-term benefits	-	-
Termination benefits	-	-
Share-based payments	-	213,348
	1,230,947	1,312,391

Additional disclosures required per AASB 124 can be found in sections A to E of the Remuneration Report.

(d) Options and Rights Holdings

The number of options over ordinary shares in the Company held during the financial year by each Director of Prana Biotechnology Limited and other Key Management Personnel of the consolidated entity, including their personally related parties, are set out below:

	Balance at start	Granted as	Options	Options	Balance at end	Vested and
2011	of the year	Compensation	Exercised	Lapsed	of the year	exercisable	Unvested
	No.	No.	No.	No.	No.	No.	No.
Directors
Mr Geoffrey Kempler	2,000,000	-	-	(2,000,000)	-	-	-
Mr Brian Meltzer	650,000	-	-	(650,000)	-	-	-
Dr George Mihaly	650,000	-	-	(650,000)	-	-	-
Mr Peter Marks	650,000	-	-	(650,000)	-	-	-
Mr Paul Marks*	701,754	-	-	(701,754)	-	-	-
Other Key Management Personnel
Mr Richard Revelins	350,000	-	-	(350,000)	-	-	-
Ms Dianne Angus	1,987,093	-	-	(250,000)	1,737,093	1,542,256	194,837
	6,988,847	-	-	(5,251,754)	1,737,093	1,542,256	194,837

* Closing balance on resignation as a Director on 4 January 2011

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Annual Report 2011

NOTE 6: Key Management Personnel Compensation (continued)

	Balance at start	Granted as	Options	Options	Balance at end	Vested and
2010	of the year	Compensation	Exercised	Lapsed	of the year	exercisable	Unvested
	No.	No.	No.	No.	No.	No.	No.
Directors
Mr Geoffrey Kempler	3,000,000	-	-	(1,000,000)	2,000,000	1,000,000	1,000,000
Mr Brian Meltzer	950,000	-	-	(300,000)	650,000	350,000	300,000
Dr George Mihaly	950,000	-	-	(300,000)	650,000	350,000	300,000
Mr Peter Marks	950,000	-	-	(300,000)	650,000	350,000	300,000
Mr Paul Marks*	701,754	-	-	-	701,754	701,754	-
Other Key Management Personnel
Mr Richard Revelins	650,000	-	-	(300,000)	350,000	350,000	-
Ms Dianne Angus	1,694,837	292,256	-	-	1,987,093	1,792,256	194,837
	8,896,591	292,256	-	(2,200,000)	6,988,847	4,894,010	2,094,837

* Opening balance on appointment as a Director on 14 January 2010

All vested options are exercisable at the end of the year.

(e) Shareholdings

The number of shares in the Company held during the financial year by each Director of Prana Biotechnology Limited and other Key Management Personnel other than for remuneration, including their personally related parties, are set out below:

	Balance at the	Received as	Options	Net Change	Balance at the
2011	start of the year	Compensation	Exercised	Other**	end of the year
	No.	No.	No.	No.	No.
Directors
Mr Geoffrey Kempler	17,055,000	-	-	-	17,055,000
Mr Brian Meltzer	326,666	-	-	-	326,666
Dr George Mihaly	226,666	-	-	-	226,666
Mr Peter Marks	43,111	-	-	-	43,111
Mr Paul Marks*	8,589,361	-	-	-	8,589,361
Other Key Management Personnel
Mr Richard Revelins	20,308	-	-	-	20,308
Ms Dianne Angus	250,000	-	-	(150,000)	100,000
	26,511,112	-	-	(150,000)	26,361,112

* Closing balance on resignation as a Director on 4 January 2011.

** Net change other refers to shares purchased or sold during the financial year.

	Balance at the	Received as	Options	Net Change	Balance at the
2010	start of the year	Compensation	Exercised	Other	end of the year
	No.	No.	No.	No.	No.
Directors
Mr Geoffrey Kempler	17,055,000	-	-	-	17,055,000
Mr Brian Meltzer	326,666	-	-	-	326,666
Dr George Mihaly	226,666	-	-	-	226,666
Mr Peter Marks	43,111	-	-	-	43,111
Mr Paul Marks*	8,589,361	-	-	-	8,589,361
Other Key Management Personnel
Mr Richard Revelins	20,308	-	-	-	20,308
Ms Dianne Angus	250,000	-	-	-	250,000
	26,511,112	-	-	-	26,511,112

* Opening balance on appointment as a Director on 14 January 2010.

(f) Loans to Key Management Personnel

There were no loans made to the Directors or other Key Management Personnel, including their personally related parties.

(g) Other transactions with Key Management Personnel

There were no further transactions with Key Management Personnel not disclosed above.

36	PRANA Biotechnology Limited
Annual Report 2011

Note 7: Auditors’ Remuneration

		Consolidated Entity
		2011	2010
(a)	Audit services
	PricewaterhouseCoopers Australian Firm
	Audit and review of financial reports - current year	132,000	140,672
	Audit and review of internal controls	-	45,000
	Audit and review of SEC reporting	85,000	26,637
Total remuneration for audit services		217,000	212,309

No non-audit services have been provided by PricewaterhouseCoopers during the 2011 and 2010 financial years.

NOTE 8: Loss per Share

		2011	2010
		cents	cents
(a)	Basic loss per share	(2.60)	(2.16)
(b)	Diluted loss per share	(2.60)	(2.16)

(c)	Reconciliation of earnings to loss	$	$
	Loss used to calculate basic loss per share	(6,431,185)	(4,906,922)
	Loss used to calculate diluted loss per share	(6,431,185)	(4,906,922)

		No.	No.
(d)	Weighted average number of ordinary shares outstanding during the year used in calculating basic loss per share	247,578,570	227,527,388
	Weighted average number of ordinary shares outstanding during the year used in calculating diluted loss per share	247,578,570	227,527,388

(e)
Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore they have been excluded from the calculation of diluted loss per share.

NOTE 9: Cash and Cash Equivalents

	Consolidated Entity
	2011	2010
	$	$
Cash at bank and in hand	8,838,245	5,227,298
	8,838,245	5,227,298

The floating interest rates on cash at bank and in hand and deposits was between 0.85% and 4.75% (2010: 1.11% and 4.50%).

Reconciliation of cash
Cash at the end of the financial year as shown in the Cash Flow Statement is reconciled to items in the Statement of Financial Position as follows:
Cash and cash equivalents	8,838,245	5,227,298

PRANA Biotechnology Limited	37
Annual Report 2011

NOTE 10: Trade and Other Receivables

	Consolidated Entity
	2011	2010
	$	$
Trade receivables
Accrued income	593	825
Goods and services tax	2,780	-
	3,373	825

Note 11: Plant and Equipment

	Consolidated Entity
	2011	2010
	$	$
Plant and equipment
At cost	166,299	166,165
Accumulated depreciation	(158,298)	(151,739)
Net book value	8,001	14,426
Computer Equipment
At cost	117,461	109,071
Accumulated depreciation	(100,995)	(84,197)
Net book value	16,466	24,874
Furniture and Fittings
At cost	37,278	37,278
Accumulated depreciation	(20,836)	(18,125)
Net book value	16,442	19,153
Leasehold Improvements
At cost	75,659	75,659
Accumulated depreciation	(75,659)	(75,585)
Net book value	-	74
Total net book value	40,909	58,527

Movements in Carrying Amounts

Movements in carrying amounts for each class of plant and equipment between the beginning and the end of the current financial year.

2011	Plant and Equipment	Computer Equipment	Furniture and Fittings	Leasehold Improvements	Total
	$	$	$	$	$
Consolidated Entity
Balance at the beginning of year	14,426	24,874	19,153	74	58,527
Additions	134	13,827	-	-	13,961
Disposals	-	-	-	-	-
Depreciation expense	(6,559)	(22,235)	(2,711)	(74)	(31,579)
Net book value at the end of year	8,001	16,466	16,442	-	40,909

Movements in Carrying Amounts

Movements in carrying amounts for each class of plant and equipment between the beginning and the end of the current financial year.

2010	Plant and Equipment	Computer Equipment	Furniture and Fittings	Leasehold Improvements	Total
	$	$	$	$	$
Consolidated Entity
Balance at the beginning of year	3,065	45,049	21,542	1,494	71,150
Additions	15,260	7,096	311	-	22,667
Disposals	-	-	-	-	-
Depreciation expense	(3,899)	(27,271)	(2,700)	(1,420)	(35,290)
Net book value at the end of year	14,426	24,874	19,153	74	58,527

38	PRANA Biotechnology Limited
Annual Report 2011

NOTE 12: Other Assets

	Consolidated Entity
	2011	2010
	$	$
CURRENT
Prepayments	86,723	72,892
Other Receivable	3,865	1,406,711
	90,588	1,479,603
NON-CURRENT
Rental Deposits	37,837	35,164
	37,837	35,164

NOTE 13: Trade and Other Payables

	Consolidated Entity
	2011	2010
	$	$
Trade payables	311,268	279,752
Sundry payables and accrued expenses	740,886	964,665
Amounts payable to Directors ¹	347,430	-
	1,399,584	1,244,417

¹ At 30 June 2011, the following amounts were payable to Directors:
Brian Meltzer - $60,000
George Mihaly - $50,000
Geoffrey Kempler - $237,430
For further details regarding remuneration in the 2011 financial year, refer to the Remuneration Report and Note 6, Key Management Personnel

NOTE 14: Financial Liabilities

				Consolidated Entity
	Note	2011	2010	2011	2010
		No.	No.	$	$
NON-CURRENT
Convertible Promissory Note	(a)	-	-	285,785	-
Warrants over ordinary shares	(b)	612,397	-	70,030	-
				355,815	-

(a) Convertible Promissory Note

In the Financial Year ended 30 June 2011 the Company entered into an agreement with the Alzheimer’s Drug Discovery Foundation (“ADDF”) to receive a Grant of up to US$700,000, receivable in two instalments of US$350,000. As at 30 June 2011 only the first instalment has been received. As a condition to receiving the Grant and on execution of the agreement, the Company executed a Convertible Promissory Note, which is equal to the amount of the first instalment. This Convertible Promissory Note will govern the terms of repayment of the Grant or the conversion into ordinary shares of the Company. Further, as a condition to receiving the Grant, on receipt of each instalment, the Company shall execute a Warrant to ADDF to purchase ordinary shares of the Company.

The Convertible Promissory Note is classified as a financial liability in accordance with AASB 132 and AASB 139 for recognition and measurement.

The terms of the Convertible Promissory Note are as follows:

Interest Payable	-	Per annum rate equal to the United States “prime” rate as published by the Wall Street Journal, compounds annually and payable at maturity.
Maturity	-	All unpaid principal, together with any unpaid and accrued interest, will be due and payable on the 3rd anniversary of the date of the agreement.
Note holder conversion	-
Upon the Company closing an equity financing of at least US$1M, excluding the principle amount of the Notes, the outstanding principal, together with unpaid and accrued interest, the Note holder may elect to convert the total outstanding amounts into units of securities issued in the equity financing at a conversion price equal to the lowest per unit price paid by investors in that financing.

Company conversion	-
If, at any time, any unpaid principal, together with any unpaid and accrued interest, would be due and payable by the Company to the Note holder in cash and the Company does not have the capacity to repay the total outstanding amounts in cash, the Company may elect to substitute an issue of ordinary shares equal to the total outstanding amount at a 20% discount to a 5 day VWAP.

PRANA Biotechnology Limited	39
Annual Report 2011

(b) Warrants over ordinary shares

As per an agreement with the Alzheimer’s Drug Discovery Foundation, the Company issued 612,397 warrants over ordinary shares to the ADDF representing 30% of the value of the first tranche of a Grant of US$350,000 received during the financial year.

The warrants are convertible to ordinary shares on or before 25 February 2016 at an exercise price of AUD 0.17 per warrant.

Under AASB 132 paragraph 11, the warrants associated with this transaction are required to be classified as a Financial Liability, as opposed to Issued Capital.

On initial recognition the warrants are measured at fair value on the balance sheet. At each reporting date the Financial Liability representing the Warrants are required to be re-valued to fair value with the movement in the fair value recorded in the Statement of Comprehensive Income.

NOTE 15: Provisions

		Consolidated Entity
a) Aggregate Employee Benefits Liability	Note	2011	2010
		$	$
CURRENT
Annual leave		142,521	171,789
Long service leave	(i)	177,444	84,285
		319,965	256,074
NON-CURRENT
Long service leave		4,386	71,610
		4,386	71,610

	No.	No.
b) Number of Employees at Year-end	9	12

A provision has been recognised for employee entitlements relating to long service leave. In calculating the present value of future cash flows in respect of long service leave, the probability of long service leave being taken is based on historical data. The measurement and recognition criteria relating to employee benefits has been included in Note 1 to this report.

(i) Amounts not expected to be settled within the next 12 months

The current provision for long service leave includes all unconditional entitlements where employees have completed the required period of service and also those where employees are entitled to pro-rata payments in certain circumstances. The entire amount is presented as current, since the Group does not have an unconditional right to defer settlement. However, based on past experience, the Group does not expect all employees to take the full amount of accrued long service leave or require payment within the next 12 months. The following amounts reflect leave that is not to be expected to be taken or paid within the next 12 months.

	Consolidated Entity
	2011	2010
	$	$
Long service leave obligation expected to be settled after 12 months	177,444	84,285

40	PRANA Biotechnology Limited
Annual Report 2011

c) Movements in provisions

Movements in each class of provision during the financial year are set out below:

	Consolidated Entity
	2011	2010
	$	$
Annual leave
Carrying amount at start of year	171,789	126,427
Charged/(credited) to profit or loss
-additional provisions recognised	241,616	272,195
-unused amounts reversed	(171,789)	(126,427)
Amounts used during the year	(99,095)	(100,406)
Carrying amount at end of year	142,521	171,789
Long service leave
Carrying amount at start of year	155,895	116,865
Charged/(credited) to profit or loss
-additional provisions recognised	181,830	155,895
-unused amounts reversed	(155,895)	(116,865)
Amounts used during the year	-	-
Carrying amount at end of year	181,830	155,895
	324,351	327,684

NOTE 16: Issued and unissued capital

		Consolidated Entity
		2011	2010
	Note	$	$
275,286,783 (2010: 234,045,871) fully paid ordinary shares	16a	79,639,175	72,418,520
Nil (2010: Nil) options over fully paid ordinary shares	16b	2,701,644	2,701,644
		82,340,819	75,120,164

		2011		2010
(a) Ordinary Shares		No.	$	No.	$
At the beginning of reporting period		234,045,871	72,418,520	202,710,473	67,487,345
Shares issued during the year	(i)	40,424,329	7,594,032	30,915,000	5,185,124
Shares issued on exercise of options	(ii)	816,583	189,648	420,398	90,107
Transaction costs relating to share issues		—	(563,025)	-	(344,056)
At reporting date		275,286,783	79,639,175	234,045,871	72,418,520

Ordinary shares participate in dividends and the proceeds on winding up of the Company in proportion to the number of shares held. At the shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

		Issue Price
(i) 2011	Details	Number	$	$
1 July 2011	Reverse proposed issue to consultant ²	-	0.32	(17,517)
19 July 2010	Issued to an investor ¹	7,064,749	0.16	1,150,000
27 September 2010	Issued to a consultant ¹	110,000	0.13	14,300
4 March 2011	Issued to a consultant ¹	55,000	0.16	8,800
8 April 2011	Issued as part of a capital raising	27,200,000	0.19	5,245,714
30 June 2011	Issued as part of a capital raising	5,694,580	0.20	1,141,735
30 June 2011	Issued to a consultant ¹	300,000	0.17	51,000
		40,424,329		7,594,032

PRANA Biotechnology Limited	41
Annual Report 2011

NOTE 16:  Issued and unissued capital (continued)

		Issue Price
2010	Details	Number	$	$
11 September 2009	Issued as part of a capital raising	30,000,000	0.17	5,017,421
27 November 2009	Issued as part of a capital raising	750,000	0.17	125,436
2 March 2010	Issued to a consultant ¹	165,000	0.15	24,750
30 June 2010	Proposed issue to a consultant ²	-	0.32	17,517
		30,915,000		5,185,124

		Exercise Price
(ii) 2011	Details	Number	$	$
27 September 2010	Exercise of options ³	84,333	-	18,553
8 October 2010	Exercise of options ³	112,250	-	24,695
4 November 2010	Exercise of options ³	620,000	-	146,400
		816,583		189,648

		Exercise Price
2010	Details	Number	$	$
15 July 2009	Exercise of options ³	180,666	-	37,366
2 September 2009	Exercise of options ³	54,500	-	11,990
8 October 2009	Exercise of options ³	105,232	-	23,151
2 March 2010	Exercise of options ³	80,000	-	17,600
		420,398		90,107

¹ Equity was issued for nil consideration and valued by the Company based on the market price per share on grant date.
² Shares expensed under AASB2, but not yet issued. The market value of shares to be issued to consultant is equivalent to the contracted services.
³ Equity value is the fair value at grant date.

	2011		2010
(b) Options	No.	$	No.	$
At the beginning of reporting period	-	2,701,644	14,279,133	2,701,644
Options expired during the year*	-	-	(14,279,133)	-
At reporting date	-	2,701,644	-	2,701,644
*Options expired unexercised 30 November 2009

NOTE 17: Accumulated losses

	Consolidated Entity
	2011	2010
The movement in accumulated losses during the year were as follows:	$	$
Balance 1 July	(78,473,427)	(73,566,505)
Loss for the year	(6,431,185)	(4,906,922)
Balance 30 June	(84,904,612)	(78,473,427)

42	PRANA Biotechnology Limited
Annual Report 2011

NOTE 18: Reserves

		Consolidated Entity
		2011	2010
Share based payment reserve	Note	$	$
26,043,956 (2010: 26,419,378) options over fully paid ordinary shares	18a	7,525,998	6,613,582
380,000 (2010: 380,000) options over ADRs	18b	1,515,434	1,515,434
612,397 (2010: Nil) warrants over ADRs	18c	453,563	453,563
		9,494,995	8,582,579

		2011		2010
(a) Options over fully paid ordinary shares	Note	No.	$	No.	$
At the beginning of reporting period		26,419,378	6,613,582	13,335,167	5,158,335
Options issued during year	(i)	8,712,645	1,063,032	15,704,609	1,330,404
Exercise of options—Shares issued during the year	(ii)	(816,583)	(189,648)	(420,398)	(90,108)
Expiration of options—Exercise of options	(iii)	(8,191,484)	-	(2,200,000)	-
Forfeiture of options	(iv)	(80,000)	(2,266)	-	-
Expense recorded over vesting period of options		-	41,298	-	214,951
At reporting date		26,043,956	7,525,998	26,419,378	6,613,582

		Number	Option fair value
(i) Issued during 2011	Details		$	$
8 October 2010	Issued to a consultant 1 & 10	100,000	0.12	2,925
8 October 2010	Issued to a consultant 1 & 10	100,000	0.12	2,925
8 April 2011	Issued as part of a capital raising 2	6,800,000	0.13	874,286
8 April 2011	Issued as part of a capital raising 2	289,000	0.15	43,350
30 June 2011	Issued as part of a capital raising 2	1,423,645	0.10 1	39,545
		8,712,645		1,063,032

		Number	Option fair value
Issued during 2010	Details		$	$
2 September 2009	Issued to a consultant3	80,000	0.22	17,600
27 November 2009	Issued as part of a capital raising 4	10,000,000	0.09	857,143
27 November 2009	Issued to a consultant 5	3,500,000	0.08	280,000
8 June 2010	Issued to employees 1 & 6	645,853	0.14	18,291
8 June 2010	Issued to a consultant 1 & 7	60,000	0.14	1,699
8 June 2010	Issued to an employee 8	126,500	0.13	16,445
8 June 2010	Issued to an employee 8 & 9	292,256	0.10	29,226
8 June 2010	Issued to a consultant 8	1,000,000	0.11	110,000
		15,704,609		1,330,404

			Exercise Price
(ii) 2011	Details	Number	$	$
27 September 2010	Exercise of options ³	(84,333)	-	(18,553)
8 October 2010	Exercise of options ³	(112,250)	-	(24,695)
31 October 2010	Exercise of options ³	(620,000)	-	(146,400)
		(816,583)		(189,648)

			Exercise Price
2010	Details	Number	$	$
15 July 2009	Exercise of options 3	(180,666)	-	(37,367)
2 September 2009	Exercise of options 3	(54,500)	-	(11,990)
8 October 2009	Exercise of options 3	(105,232)	-	(23,151)
2 March 2010	Exercise of options 3	(80,000)	-	(17,600)
		(420,398)		(90,108)

PRANA Biotechnology Limited	43
Annual Report 2011

(iii) 2011	Details	Number	$
1 July 2010	Expired, unexercised, 1 July 201011	(2,677,500)	-
1 November 2010	Expired, unexercised, 1 November 201012	(431,992)	-
1 December 2010	Expired, unexercised, 1 December 201013	(431,992)	-
1 November 2010	Expired, unexercised, 1 November 201014	(2,400,000)	-
1 November 2010	Expired, unexercised, 1 November 20101	(250,000)	-
1 July 2010	Expired, unexercised, 1 July 201015	(2,000,000)	-
		(8,191,484)	-

2010	Details	Number	$
31 July 2009	Expired, unexercised, 31 July 200916	(2,200,000)	-
		(2,200,000)	-

(iv) 2011	Details	Number	$
4 November 2010	Forfeited upon employment termination, unexercised, 04 November 2010¹	(80,000)	(2,266)
		(80,000)	(2,266)

1	Options exercisable at $nil on or before 7 August 2014 with a share price hurdle of $0.40 for 5 consecutive trading days
2	Options exercisable at $0.225 on or before 24 March 2015
3	Options exercisable at $nil on or before 31 October 2010
4	Options exercisable at $0.30 on or before 11 September 2013
5	Options exercisable at $0.30 on or before 23 September 2012
6	A further $73,162 will be expensed in the 2011 & 2012 financial years, being a total of $91,453 expensed over the option vesting period.
7	A further $6,797 will be expensed in the 2011 & 2012 financial years, being a total of $8,496 expensed over the option vesting period.
8	Options exercisable at $0.15 on or before 31 March 2014
9	Refer to Remuneration Report for equity valuation
10	A further $11,700 will be expensed in the 2012 financial year, being a total of $23,400 expensed over the option vesting period.
11	Options exercisable at $nil on or before 30 June 2010 with a share price hurdle of $1.00 for 5 consecutive trading days
12	Options exercisable at $0.37 on or before 31 October 2010
13	Options exercisable at $0.43 on or before 30 November 2010
14	Options exercisable at $0.30 on or before 31 October 2010
15	Options exercisable at $0.50 on or before 30 June 2010
16	Options exercisable at $nil on or before 31 July 2009 with a share price hurdle of $0.80 for 5 consecutive trading days

	2011		2010
(b) Options over ADRs ¹	No.	$	No.	$
At the beginning of reporting period	380,000	1,515,434	380,000	1,515,434
At reporting date	380,000	1,515,434	380,000	1,515,434

¹ Options exercisable at USD$5.00 on or before 17 December 2012. These options are convertible to ADRs, 1 ADR = 10 ordinary shares.

	2011		2010
(c) Warrants over ADRs ¹&²	No.	$	No.	$
At the beginning of reporting period	-	453,563	-	453,563
At reporting date	-	453,563	-	453,563

¹	Warrants exercisable at USD$8.00 on or before 4 June 2009. These warrants are convertible to ADRs, 1 ADR = 10 ordinary shares.
²	Warrants expired without being exercised on 4 June 2009.

(d) Nature and purpose of reserve
The share based payments reserve is used to recognise the fair value of options and warrants issued to employees and consultants but not exercised.

NOTE 19: Contingent Liabilities and Contingent Assets

There has been no change in contingent liabilities and assets since the last annual reporting date.

There are no contingent assets or liabilities at the date of this report. The consolidated entity is not involved in any legal or arbitration proceedings and, so far as the Directors are aware, no such proceedings are pending or threatened against the Company.

44	PRANA Biotechnology Limited
Annual Report 2011

NOTE 20: Segment Reporting

The Group’s activities are predominantly within Australia and cover research into Alzheimer’s Disease and other major age-related degenerative disorders.

NOTE 21: Commitments

Expenditure commitments relating to operating leases and research and development contracts as detailed below, relate to the Company.

	Consolidated Entity
	2011	2010
(a) Operating Lease Commitments	$	$
Non-cancellable operating leases contracted for but not capitalised in the financial statements
Payable — minimum lease payments
- not later than 12 months	33,021	114,152
- between 12 months and 5 years	-	38,520
- greater than 5 year	-	-
	33,021	152,672

The property lease is a non-cancellable lease with an 12 month term, with rent payable monthly in advance. Commencing 1 November 2010, the lease has been renewed for a term of 12 months expiring on 31 October 2011.

	2011	2010
(b) Research and Development Contracts	$	$
- not later than 12 months	801,663	2,151,895
- between 12 months and 5 years	53,398	86,335
- greater than 5 years	-	-
	855,061	2,238,230

Details in relation to commitments under employee service agreements with Directors and Key Management Personnel are outlined in Section D of the Remuneration Report contained in the Directors’ Report.

NOTE 22: Cash Flow Information

	Consolidated Entity
	2011	2010
(a) Reconciliation of Cash Flow from Operations with Loss after Income Tax	$	$
Loss for the period	(6,431,185)	(4,906,922)
Add back depreciation expense	31,577	35,290
Add back (gain)/loss on fair value of financial liabilities	8,791	-
Add back share based payments expense	144,569	730,478
(Increase)/Decrease in accounts receivable	(2,548)	(299)
(Increase)/Decrease in other current assets	1,389,015	(1,294,170)
Increase/(Decrease) in provisions	(3,333)	84,392
Increase/(Decrease) in accounts payable	155,167	640,275
Add back foreign exchange	149,532	2,017
Cash flow from operations	(4,558,415)	(4,708,939)

(b) Non-cash Financing and Investing Activities
See notes 16 and 18 for equity issued for nil consideration.

PRANA Biotechnology Limited	45
Annual Report 2011

NOTE 23: Share-based Payments

At the Annual General Meeting held on 17 November 2004, Shareholders approved the establishment of a new Employee and Consultant Plan designed to reward Executives, Employees and/or Consultants for their contributions to the consolidated entity. The plan is to be used as a method of retaining key personnel for the growth and development of the consolidated entity’s intellectual property rights. Due to the consolidated entity’s US presence, a US plan and an Australian plan were developed. At 30 June 2011 equity had been issued to 1 previous Director, while a Director, under the US plan and 5 Directors, 3 Key Management Personnel, 16 employees and 16 consultants under the Australian Plan.

2004 Australian Employee, Directors and Consultants Share and Option Plan - Shares

	Consolidated Entity
	2011	2010
	Number of Shares	Number of Shares
Outstanding at the beginning of the year	5,661,883	5,076,485
Granted	165,000	165,000
Exercised Options	816,583	420,398
Outstanding at year-end	6,643,466	5,661,883

Shares issued to employees and consultants were valued at the market price per share at date of grant. See note 16 for further detail.
The weighted average fair value of the shares granted during the year was $0.14.
$23,100 was included under personnel expenses in the Statement of Comprehensive Income in the year ended 30 June 2011.

2004 Australian Employee, Directors and Consultants Share and Option Plan - Options

	Consolidated Entity
	2011		2010
		Weighted Average		Weighted Average
	Number of Options	Exercise Price	Number of Options	Exercise Price
		$		$
Outstanding at the beginning of the year	12,055,394	0.16	12,471,183	0.14
Granted	200,000	-	2,204,609	0.10
Forfeited	(80,000)	-	-	-
Exercised	(816,583)	-	(420,398)	-
Expired	(7,327,500)	0.23	(2,200,000)	-
Outstanding at year-end	4,031,311	0.05	12,055,394	0.16
Exercisable at year-end	3,010,621	0.07	8,477,204	0.23

There were 816,583 options exercised during the year ended 30 June 2011. These options were exercised into ordinary shares with a weighted average share price of $0.12 at exercise date.
The options outstanding at 30 June 2011 had a weighted average exercise price of $0.05 and a weighted average remaining contractual life of 2.76 years. Exercise prices range from nil to $0.15 in respect of options outstanding at 30 June 2011.
The weighted average fair value of the options granted during the year was $0.12.

This price was calculated by using a Barrier Pricing model applying the following inputs:

Weighted average exercise price	$0.00
Weighted average life of the option	3.91 years
Underlying share price	$0.13
Expected share price volatility	111%
Risk free interest rate	4.63%

$27,364 is included under employee benefits expense in the Statement of Comprehensive Income in the year ended 30 June 2011. There is a remaining balance to be expensed in future periods of $47,148.

46	PRANA Biotechnology Limited
Annual Report 2011

Share Based Payments outside of Employees’, Directors’ and Consultants’ Share and Option Plan

	Consolidated Entity
	2011		2010
		Weighted Average		Weighted Average
	Number of Options	Exercise Price	Number of Options	Exercise Price
		$		$
Outstanding at the beginning of the year	14,363,984	0.31	863,984	0.40
Granted	8,512,645	0.23	13,500,000	0.30
Forfeited	-	-	-	-
Exercised	-	-	-	-
Expired	(863,984)	0.40	-	-
Outstanding at year-end	22,012,645	0.27	14,363,984	0.31
Exercisable at year-end	22,012,645	0.27	14,363,984	0.31

There were no options exercised during the year ended 30 June 2011 outside of the plan.
There were 8,512,645 options granted during the year ended 30 June 2011 outside of the plan.
The options oustanding at 30 June 2011 had a weighted average exercise price of AUD$0.27 and a weighted average remaining contractual life of 2.64 years.
$51,000 is included under personnel expenses in the Statement of Comprehensive Income related to equity issued outside of the plan. All equity issued outside of the plan has been expensed in current and prior periods.

2004 US ADR Option Plan - Options

	Consolidated Entity
	2011		2010
		Weighted Average		Weighted Average
	Number of Options	Exercise Price	Number of Options	Exercise Price
		USD$	USD$
Outstanding at the beginning of the year	380,000	5	380,000	5
Granted	-	-	-	-
Forfeited	-	-	-	-
Exercised	-	-	-	-
Expired	-	-	-	-
Outstanding at year-end	380,000	5	380,000	5
Exercisable at year-end	380,000	5	380,000	5

There were no options exercised during the year ended 30 June 2011 under this plan.
There were no options granted during the year ended 30 June 2011 under this plan.
The options outstanding at 30 June 2011 had a weighted average exercise price of USD$5.00 and a weighted average remaining contractual life of one and a half years.
In the year ended 30 June and 2011, there was no value included under personnel expenses in the Statement of Comprehensive Income related to equity issued under this plan. All equity issued under this plan has been expensed in prior periods.

Note 24: Events After the Balance Sheet Date

On 14 July 2011 the Company announced that it had filed a prospectus supplement to sell up to an aggregate 50,000,000 ordinary shares, represented by 5,000,000 American Depositary Shares (ADSs) through an “at-the-market” (ATM) offering. If utilised, the ADSs would be offered through McNicoll, Lewis & Vlak LLC (MLV) as sales agent who, at Prana’s discretion and instruction, will use its commercially reasonable efforts to sell the ADSs at market prices from time to time, including sales made by means of ordinary brokers’’ transactions on the NASDAQ Capital Market.

On 8 August 2011 the Company announced that Lawrence Gozlan, a leading biotechnology investor and advisor, has joined the Company’s Board of Directors. Mr. Gozlan is the Chief Investment Officer and Founder of Scientia Capital, a specialised global investment fund focused exclusively in life sciences. The Company was founded to provide high level expertise and to manage investments for high net worth individuals, family offices and institutional investors wanting exposure to the biotechnology industry.

Note 25: Related Party Transactions

There were no related party transactions other than those related to Director and Key Management Personnel remuneration and equity and transactions by the parent with its subsidiaries.

PRANA Biotechnology Limited	47
Annual Report 2011

Note 26: Financial Risk Management

The Groups activities expose it to a variety of financial risks including market risk, credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the consolidated entity. Risk management is carried out under policies approved by the Board of Directors and overseen by the Audit, Risk and Compliance Committee.

(a) Market Risk

(i) Foreign Currency Risk

The Group engages in international purchase transactions and is exposed to foreign currency risk arising from various currency exposures, primarily with respect to the Australian dollar. The parent entity also has exposure to foreign exchange risk in the currency cash reserves it holds to meet it’s foreign currency payments. The Group does not make use of derivative financial instruments to hedge foreign exchange risk.

The following financial assets and liabilities are subject to foreign currency risk, the currency of the original amounts are displayed in brackets, all the amounts in the table below are displayed in $AUD at year-end spot rates:

	Consolidated Entity
	2011	2010
	$	$
Cash and cash equivalents ($USD)	2,199,896	105,940
Cash and cash equivalents (€EUR)	264,165	700,969
Cash and cash equivalents (£GBP	514	1,153
Trade and other payables ($USD)	(124,568)	(6,898)
Trade and other payables (€EUR)	-	(130,110)
Trade and other payables (£GBP)	-	-
Total exposure	2,340,007	671,054

The Group has conducted a sensitivity analysis of the Group’s exposure to foreign currency risk. The Group is currently exposed to the US dollar (USD), Euro (EUR) and Great British Pound (GBP). The sensitivity analysis below is conducted on a currency by currency basis using the sensitivity analysis variable, which has been based on the average annual movement in the AUD/USD, AUD/EUR and AUD/GBP exchange rates over the past 5 years based on the year-end spot rates. The variables for USD, EUR and GBP being 9%, 7% and 20% respectively. All the amounts in the table below are displayed in $AUD.

Based on the financial instruments held at 30 June 2011, had the Australian dollar weakened/strengthened by 9% against the US dollar and 7% against the EURO with all other variables held constant, the Group’s post-tax profit for the year would have been $188,644 lower/$225,141 higher (2010: $45,511 lower/$52,748 higher), mainly as a result of foreign exchange gains/losses on translation of US dollar denominated financial instruments as detailed in the above table. The Group’s exposure to other foreign exchange movements is not material.

(ii)  Interest Rate Risk

The consolidated entity’s exposure to interest rate risk, which is the risk that a financial instruments value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities.

The consolidated entity’s exposure to interest rate risk has not changed since the prior year.

	Weighted		Fixed	Fixed	Fixed
	Average	Floating	Interest Rate	Interest Rate	Interest Rate	Non-Interest
	Effective	Interest Rate	Within Year	1 to 5 years	Over 5 years	Bearing	Total
	Interest Rate	$	$	$	$	$	$
2011	Consolidated Entity
Financial Assets:
Cash and cash equivalents	3.30%	8,836,607	-	-	-	1,638	8,838,245
Receivables		-	-	-	-	3,373	3,373
Other current assets	1.74%	-	37,837	-	-	90,588	128,425
Total Financial Assets		8,836,607	37,837	-	-	95,599	8,970,043

Financial Liabilities:
Trade and other payables		-	-	-	-	1,399,584	1,399,584
Other financial liabilities		-	-	-	-	355,815	355,815
Total Financial Liabilities		-	-	-	-	1,755,399	1,755,399

48	PRANA Biotechnology Limited
Annual Report 2011

	Weighted
	Average		Fixed	Fixed	Fixed
	Effective	Floating	Interest Rate	Interest Rate	Interest Rate	Non-Interest
	Interest Rate	Interest Rate	Within Year	1 to 5 years	Over 5 years	Bearing	Total
	$	$	$	$	$	$	$
2010	Consolidated Entity
Financial Assets:
Cash and cash equivalents	3.67%	5,222,992	-	-	-	4,306	5,227,298
Receivables		-	-	-	-	825	825
Other current assets	0.13%	-	35,164	-	-	1,479,603	1,514,767
Total Financial Assets		5,222,992	35,164	-	-	1,484,734	6,742,890

Financial Liabilities:
Trade and other payables		-	-	-	-	1,244,417	1,244,417
Other financial liabilities		-	-	-	-	-	-
Total Financial Liabilities		-	-	-	-	1,244,417	1,244,417

There has been no change to the consolidated entity’s exposure to interest rate risk or the manner in which it manages and measures its risk in the current year. An increase or decrease of 1% in interest rates at the reporting date would have the following increase/(decrease) effect on after tax loss and equity. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2010.

	Consolidated Entity
	2011	2010
	$	$
+1% (100 basis points)	88,744	52,582
-1% (100 basis points)	(88,744)	(52,582)

(b) Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The consolidated entity has no significant concentration of credit risk and it is not the Group’s policy to hedge credit risk.
The Group ensures that surplus cash is invested with financial institutions of appropriate credit worthiness and limits the amount of credit exposure to any one counter party.
There has been no significant change in the consolidated entity’s exposure to credit risk since the previous year. The carrying amount of the Group’s financial assets represent the maximum credit exposure.

(c) Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. The Group manages liquidity risk by maintaining sufficient bank balances to fund its operations.
Management monitors rolling forecasts of the Group’s liquidity reserve on the basis of expected cash flows.

Maturities of Financial Liabilities

	Less than 6 months	6-12 months	Total contracted cash fl ows	Carring amounts
2011
Consolidated Entity
Trade and other payables	1,399,584	-	1,399,584	1,399,584
2010
Consolidated Entity
Trade and other payables	1,244,417	-	1,244,417	1,244,417

(d) Capital Risk Management

The consolidated entity’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and to maintain an optimal capital structure so as to maximise shareholder value. In order to maintain or achieve an optimal capital structure, the Group may issue new shares or reduce its capital, subject to the provisions of the Group’s constitution. The capital structure of the consolidated entity consists of equity attributed to equity holders of the consolidated entity, comprising contributed equity, reserves and accumulated losses disclosed in notes 15, 16 and 17. By monitoring undiscounted cash flow forecasts and actual cash flows provided to the Board by the Group’s Management the Board monitors the need to raise additional equity from the equity markets.

(e) Fair Value Estimation

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective fair values determined in accordance with the accounting policies disclosed in note 1.

PRANA Biotechnology Limited	49
Annual Report 2011

Directors’ Declaration

In the Director’s opinion:

(a)	the financial statements and notes, as set out on pages 27 to 49, are in accordance with theCorporations Act 2001 including:

(i)	complying with Accounting Standards, theCorporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)	giving a true and fair view of the Company’s and consolidated entity’s financial position as at 30 June 2011 and of their performance for the financial year ended on that date; and

(iii)	complying with International Financial Reporting Standards as disclosed in Note 1

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Board of Directors

Mr Geoffrey Kempler
Director

Melbourne
23 September 2011

50	PRANA Biotechnology Limited
Annual Report 2011

Independent Audit Report

To The Members Of Prana Biotechnology Limited

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331
MELBOURNE VIC 3001
DX 77
Telephone 613 8603 1000
Facsimile 613 8603 1999
Direct Phone Enler your phone number
Direct Fax Enter your fax number
www.pwc.com/au
Independent auditor's report to the members of
Prana Biotechnology Limited

Report on the financial report

We have audited the accompanying financial report of Prana Biotechnology Limited (the company), which comprises the statement of financial position as at 30 June 2011, the statement of comprehensive income, the statement of changes in equity and statement of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration for the Prana Biotechnology Limited Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' responsibility for the financial report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standard.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

Lability limited by a scheme approved under Professional Standards Legislation

PRANA Biotechnology Limited	51
Annual Report 2011

Independent auditor's report to the members of
Prana Biotechnology Limited (continued)

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

Auditor's opinion

In our opinion:

(a)	the financial report of Prana Biotechnology Limited is in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the company's financial position as at 30 June 2011 and of its performance for the year ended on that date; and

(ii)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001;and

(b)	the company's financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

Report on the Remuneration Report

We have audited the remuneration report included in the directors' report for the year ended 30 June 2011. The directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's opinion

In our opinion, the remuneration report of Prana Biotechnology Limited for the year ended 30 June 2011, complies with section 300A of the Corporations Act 2001.

PricewaterhouseCoopers

Andrew Barlow	Melbourne
Partner	23 September 2011

52	PRANA Biotechnology Limited
Annual Report 2011

Prana Biotechnology Limited Shareholder Information

As at 21 September 2011

Number of holders of equity securities

Ordinary Shares
280,396,413 fully paid ordinary shares are held by 2,410 individual shareholders

All ordinary shares carry one vote per share

Options
2,270,690 unlisted options exercisable at $0.00 when the share price reaches $0.40 for 5 consecutive trading days, on or before 07 August 2014, are held by 10 individual shareholder

341,865 unlisted options exercisable at $0.00 when the share price reaches $0.50 for 5 consecutive trading days, on or before 31 December 2011, are held by 6 individual shareholders

8,512,645 unlisted options exercisable at $0.225 on or before 24 March 2015, are held by 10 individual shareholders

10,000,000 unlisted options exercisable at $0.30 on or before 11 September 2013, are held by 1 individual shareholder

3,500,000 unlisted options exercisable at $0.30 on or before 23 September 2012, are held by 1 individual shareholder

1,418,756 unlisted options exercisable at $0.15 on or before 31 March 2014, are held by 3 individual shareholders

612,397 unlisted warrants exercisable at $0.17 on or before 25 February 2016, are held by 1 individual shareholder

380,000 unlisted options exercisable at USD$5.00 on or before 17 December 2012, convertible to 380,000 ADRs

(1 option converts into 1 NASDAQ ADR = 10 ASX shares) are held by 1 individual shareholder

All options and warrants do not carry a right to vote. Voting rights will be attached to the unissued shares when the options and warrants have been exercised.

Distribution of holders in each class of equity securities

No. of Holders
1 - 1,000	342
1,001 - 5,000	822
5,001 - 10,000	415
10,001 - 100,000	716
100,001 - and over	115
Total number of shareholders	2,410
Unmarketable parcels	730

PRANA Biotechnology Limited	53
Annual Report 2011

Twenty largest holders of quoted securities

	Fully Paid Ordinary Shares
	Shareholders Number	%
1. NATIONAL NOMINEES LIMITED	145,587,967	51.92
2. MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	18,246,137	6.51
3. JAGEN NOMINEES PTY LTD	14,008,500	5.00
4. BAYWICK PTY LTD	12,865,000	4.59
5. JJ HOLDINGS (VIC) PTY LTD <SUMMERLEA S/F A/C>	6,000,258	2.14
6. LUJETA PTY LTD <THE MARGARET ACCOUNT>	5,000,000	1.78
7. HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	4,795,929	1.71
8. MR JAMES V BABCOCK	3,980,263	1.42
9. NRB DEVELOPMENTS PTY LTD	2,970,000	1.06
10. NEUROTRANSMISSION PTY LTD	2,875,000	1.03
11. ROBERT & ARDIS JAMES FOUNDATION/C	1,826,024	0.65
12. KEMPLER SUPER PTY LTD <LEON SUPER FUND A/C>	1,683,947	0.60
13. JP MORGAN NOMINEES AUSTRALIA LIMITED <CASH INCOME A/C>	1,397,917	0.50
14. P N GEROLYMATOS SA	1,350,000	0.48
15. MR ROBERT SMORGON + MRS VICKI SMORGON	1,000,000	0.36
16. EQUITAS NOMINEES PTY LIMITED <PB-600206 A/C>	877,193	0.31
17. COMSEC NOMINEES PTY LIMITED	695,928	0.25
18. TENTH KUSIM PTY LTD	672,243	0.24
19. MR BRIAN FRANCIS ANDERSON	670,000	0.24
20. DACOMA HOLDINGS PTY LIMITED <JJO SUPERANNUATION FUND A/C>	610,000	0.22
Totals: Top 20 holders of ISSUED CAPITAL	227,112,306	81.00

Unquoted equity securities holdings greater than 20%

There are no unquoted equity securities holding greater than 20%.

Substantial shareholders

The names of substantial shareholders who have notified the Company in accordance with Section 671B of the Corporations Act are:

Baywick Pty Ltd	17,055,000 ordinary shares
Jagen Nominees Pty Ltd	15,409,060 ordinary shares
Atlas Master Fund Ltd	12,836,682 ordinary shares

Shareholder enquiries

Shareholders with enquiries about their shareholdings should contact the Share Registry:

Computershare Investor Services Pty Ltd
Yarra Falls, 452 Johnston Street
Abbotsford, Victoria, 3067, Australia
Telephone: 1300 85 05 05 (within Australia)+ 61 3 9415 4000 (overseas)
Facsimile:  + 61 3 9473 2500
Email: essential.registry@computershare.com.au
Website: www.computershare.com.au

54	PRANA Biotechnology Limited
Annual Report 2011

Change of address, change of name, consolidation of shareholdings

Shareholders should contact the Share Registry to obtain details of the procedure required for any of these changes.

Annual report mailing

Shareholders who wish to receive a hard copy of the Annual Financial Report should advise the Share Registry or the Company in writing. Alternatively, an electronic copy of the Annual Financial Report is available from www.asx.com.au or www.pranabio.com. All shareholders will continue to received all other shareholder information.

Tax file numbers

It is important that Australian resident shareholders, including children, have their tax file number or exemption details noted by the Share Registry. CHESS (Clearing House Electronic Subregister System)
Shareholders wishing to move to uncertified holdings under the Australian Securities Exchange CHESS system should contact their stockbroker.

Uncertified share register

Shareholding statements are issued at the end of each month that there is a transaction that alters the balance of your holding.

Website

Shareholders wishing to access specific information about their holding can visit the Share Registry’s website at www.computershare.com.au

PRANA Biotechnology Limited	55
Annual Report 2011

Prana Biotechnology Limited Corporate Directory

Directors

Mr Geoffrey Kempler
Executive Chairman and Chief Executive Officer

Mr Brian Meltzer
Non-Executive Independent Director

Dr George Mihaly
Non-Executive Independent Director

Mr Peter Marks
Non-Executive Independent Director

Mr Lawrence Gozlan
Non-Executive Independent Director

Company Secretary

Mr Richard Revelins

Auditors

PricewaterhouseCoopers
Chartered Accountants
2 Southbank Boulevard
Southbank, Victoria, 3006, Australia

Registered Office

Suite 2, 1233 High Street
Armadale, Victoria 3143 Australia
Phone: + 61 3 9824 8166  Fax: + 61 3 9824 8161

Solicitors

Quinert Rodda & Associates
Level 19, 500 Collins Street
Melbourne, Victoria, 3000, Australia

Principal Place of Business

Level 2, 369 Royal Parade
Parkville, Victoria 3052 Australia
Phone: + 61 3 9349 4906  Fax: + 61 3 9348 0377

Share Registry

Computershare Investor Services Pty Ltd
Yarra Falls, 452 Johnston Street
Abbotsford, Victoria, 3067, Australia
Telephone: 1300 85 05 05 (within Australia)
+ 61 3 9415 4000 (overseas)
Facsimile:  + 61 3 9473 2500
Email: essential.registry@computershare.com.au
Website: www.computershare.com.au

Website

www.pranabio.com

Securities Quoted

Australian Securities Exchange
Code: PBT (Shares)
NASDAQ (North American Dealers Automated Quotation)
Code: PRAN (ADRs)

56	PRANA Biotechnology Limited
Annual Report 2011

Level 2, 369 Royal Parade Parkville, Victoria 3052 Australia Phone: + 61 3 9349 4906 Fax: + 61 3 9348 0377 Web: www.pranabio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/	Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

September 23, 2011